(Security code: 9205)
June 6, 2008

Japan Airlines ~~Corporation~~
4-11, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo, Japan

Notice of the Sixth Annual General Meeting of Shareholders

Dear Shareholder:

This is to inform you that the sixth annual general meeting of shareholders of Japan Airlines Corporation (the Company) will be held in accordance with the schedule indicated below. You are cordially invited to attend.

If you are unable to attend the meeting, you may exercise your voting rights by a written document or via the Internet. In that event, please refer to the Reference Document for Exercising Voting Rights that appears later in this document, and either return the enclosed form for the exercise of voting rights after indicating your approval or disapproval of the proposed resolutions, timed to arrive by 5:55 pm on Tuesday, June 24, 2008, or exercise your voting rights via the Internet by 5:55 pm on Tuesday, June 24, 2008, after referring to the Procedure for the Exercise of Voting Rights via the Internet set out at the end of this document.

1. Date and Time: June 25, 2008 (Wednesday), 10:00 am (Open from 8:30 am)
2. Place: Nippon Budokan, 2-3 Kitanomaru Park, Chiyoda-ku, Tokyo
   Please note that the venue this time is different from last year's venue. A map is attached to the end of this document for your convenience. Please be sure to come to the Nippon Budokan in Kitanomaru Park on June 25.
3. Objectives of the Meeting
   Reports
   Item 1: Reporting on the business report and consolidated financial statements, and reports on the consolidated financial statements by the independent auditors and the board of corporate auditors for the sixth term (from April 1, 2007, to March 31, 2008)
   Item 2: Reporting on the financial statements for the sixth term (from April 1, 2007, to March 31, 2008)
   Proposed Resolutions
   Item: Election of 15 directors
4. Matters determined upon this convocation
- In the event that voting rights are exercised more than once via the Internet or are exercised more than once by means of a form for the exercise of voting rights, the final exercise of voting rights shall be deemed valid.
- In the event that voting rights are exercised by means of a form for the exercise of voting rights and also via the Internet, the exercise of voting rights via the Internet shall be considered the valid vote, irrespective of the date or time of its arrival.

Sincerely yours,

Haruka Nishimatsu
President

Notes

Please note that the English translation of this Notice of the Sixth Annual General Meeting of Shareholders and all of the attached documents is provided for reference only; Business Report, Balance Sheet (Consolidated and Non-Consolidated), Statement of Operations (Consolidated and Non-Consolidated), Statement of Changes in Net Assets (Consolidated and Non-Consolidated), copy of Report of Independent Auditors (Consolidated and Non-Consolidated), copy of Report of the Board of Corporate Auditors, and Proposed Resolutions and Reference Matter. The official documents are written in Japanese, and in the event of a discrepancy, the Japanese documents shall prevail.

Any amendments to the reference documents for the general meeting of shareholders or to the Company's business report, accounts documents, or consolidated accounts documents will be posted on the Company's website (Address: http://www.jal.com/ja/ir/shareholder/sokai.html).

Business Report (Period from April 1, 2007, to March 31, 2008)

1. Business Overview

(1) Business Performance of the JAL Group

The outlook for the world economy is currently the focus of mounting uncertainty, and concerns of a slowdown have arisen as a result of developments such as the unrest in financial markets sparked by the subprime mortgage loan problem and soaring crude-oil prices. In spite of this, the global economy, particularly in East Asia and Europe, performed steadily overall during the year.

The Japanese economy, meanwhile, sustained a modest recovery overall, in spite of signs of weakness in some indicators such as housing starts. These were offset by factors such as robust exports buoyed by economic expansion overseas, and growth in capital investment.

Amid these circumstances the JAL Group has been implementing its FY2007-2010 Medium-Term Revival Plan (hereinafter referred to as the "Medium-Term Revival Plan") formulated in February 2007, which is aimed at rebuilding the foundation of Group business and maintaining a stable level of profit in anticipation of the large-scale expansion of Narita International Airport and Tokyo International Airport (Haneda), scheduled for 2010. In line with the plan it is reducing costs across the board, including personnel expenses, and making painstaking efforts to enhance profitability, while always giving utmost priority to ensuring aviation safety. These efforts have been bearing fruit steadily.

With regard to cost, fuel prices (Singapore Kerosene) have remained at all-time highs and even exceeded US$130/barrel temporarily. Nevertheless, steady progress has been made with the implementation of the Medium-Term Revival Plan, including the restructuring of routes and the renewal of the fleet through the introduction of fuel-efficient small and medium-sized aircraft.

In addition, the rise in fuel costs has been curbed substantially by means of exhaustive internal efforts, including reducing the volume of fuel consumption by such means as increasing the frequency of engine cleaning, and by effective fuel-hedging programs. Steps were also taken to reduce personnel costs by continuing a 10% cut in basic wages and by implementing measures that included imposing substantial curbs on employee bonuses, applying a special early-retirement scheme for groundside managerial staff and cabin crew, and reforming retirement benefit schemes.

In April we formally joined the **oneworld** global alliance of the world's leading quality airlines, and as one of our measures to increase revenues we are deploying a 'premium strategy' under the umbrella of the theme "Business & Happiness", mainly targeting business and top-tier passengers. We also established "Corporate Sales Center" that combines domestic and international sales, enhancing convenience for business passengers and strengthening the sales support structure. In parallel with this, we took vigorous steps to cater to tourism demand, including by identifying customer needs accurately and by inaugurating charter flights in and out of Haneda Airport.

We have also been rebuilding non-air transport related business and selling assets, concentrating management resources on the air transportation business with the aim of enhancing the profitability of the Group as a whole.

In addition, to improve our financial position and enhance corporate value, we increased our capital by ¥153.5 billion through the issuance of preferred stock by means of a third party allocation.

To ensure the maintenance of safe aviation we have been conducting study and analysis through the Line Operations Safety Audit (LOSA), a program to monitor daily flight operations, and our flight data analysis program. If any incidents occur that are believed to have resulted from human error, we are making every effort to identify the causes.

We are continuing to use the Safety Promotion Center, which was established in April 2006 as a place to learn from past experience the importance of safety. More than 40,000 people, both staff and the general public, have already visited the center, indicating its ever-increasing importance.

On a consolidated basis (133 consolidated subsidiaries;20 affiliates accounted for by the equity method), the Group's operating revenues declined by 3.1% from the previous year, to ¥2,230.4 billion. This was because the robust performance of the air transportation business was offset by such factors such as last year's partial sale of shares in our former consolidated subsidiary JALUX Inc., which became an affiliate accounted for by the equity method. Operating expenses declined by 6.1% to ¥2,140.4 billion, as soaring aviation-fuel prices were countered by the fact that JALUX became an equity-method affiliate and by vigorous measures to cut costs. Operating income totaled ¥90 billion, and ordinary income came to ¥69.8 billion. Net income totaled ¥16.9 billion as a result of the posting of extraordinary losses in the form of lump-sum retirement payments under the early retirement scheme, reserves set aside for antitrust law investigations conducted by the U.S. and European Union authorities, and impairment losses.

(2) Performance of the JAL Group by Business Segment

International Passenger Operations

In route operations, active steps were taken to revise the numbers of routes and flights with the aim of concentrating resources on high profit and fast-growing routes. Specifically, we increased flights on the New York and Paris routes (summer season), on which there is strong business demand, and also on the Narita-Delhi route, which is showing remarkable growth. We inaugurated a Haneda-Shanghai (Hongqiao) route, and also increased flights on other China routes as well as Vietnam and Russia (summer season) routes. In addition, the Narita arrival and departure timetables were revised to strengthen connection services between East Asia and Europe/North America, thereby enhancing customer convenience. In December we switched the airport we use in Moscow to Domodedovo International Airport, which has modern facilities and an excellent domestic and international hub in Russia.

With regard to the fleet, to counter record-high aviation fuel prices we progressed with downsizing to small and medium-sized aircraft. Of particular note was the boosting of operating efficiency by the introduction in May 2007 of Boeing 737-800s on international routes out of Osaka and Fukuoka. We also bolstered our cost-competitiveness still further by increasing the number of routes operated by JALways, a lower overheads Group airline subsidiary, to the Narita-Ho Chi Minh City route.

In April we formally joined the oneworld global alliance, and through cooperation with other member airlines have been offering an enhanced network and high-quality services.

With regard to service strategy, as part of our Premium strategies we refurbished and reopened our First Class Lounge and Sakura Lounge at Narita Airport in July, and remodeled the First Class and Executive Class check-in counters in December. Customer convenience was further improved by the inauguration of Support Counters, check-in counters dedicated to servicing the needs of priority guests, based on the principle of Universal Design.

On board our flights the JAL Premium Economy service, which provides extra space and comfort compared to our existing economy class, was first introduced on the Tokyo-London route in December 2007 and since then has been extended onto the Frankfurt and Paris routes. This new comfortable private space fitted with the innovatively-design JAL Sky Shell Seat, has received a warm reception from customers.

In the sphere of marketing, we have been vigorously catering to the needs of our corporate clients based in Japan by further enhancing the "JAL Corporate Flight Merit" program, which provides privileges to companies for their overseas business trips. The number of companies enrolled in the program has now doubled to around 1,200.

As a means of stimulating tourist demand, we conducted an autumn Europe promotional campaign, and also expanded the number of routes on which discounted JAL Goku fares can be purchased. Also, in addition to the destinations we normally operate charter flights, such as Hawaii and Palau, we inaugurated charter flights to new destinations such as China, Cambodia, and Croatia, operating a larger number of flights than in the previous year.

Passenger capacity fell by 4.4% as measured by available seat-kilometers, owing to the enhanced efficiency of route operations, but the number of passengers on JAL Group international routes fell by only 0.7%, to 13.36 million passengers. However, revenues increased by 4.1% year-on-year, to ¥754.3 billion, owing to factors such as the growth in business demand and the revision of fares and fuel surcharges.

Domestic Passenger Operations

In domestic passenger operations, we carried out our biggest review of our domestic network since 2002, which included the suspension of 9 under-performing routes. Other steps were taken to enhance profitability in the face of soaring fuel costs included expanding the role of our lower-overheads Group airlines, JAL Express and J-AIR.

Measures such as the introduction of the Boeing 737-800 and decommissioning of MD87s formed part of our renewal of the fleet by shifting to primarily small and medium-size, more fuel-efficient aircraft. These efforts were designed both to enhance passenger comfort and improve profitability.

With regard to product strategy, in December we introduced a first class service on domestic routes for the first time ever. JAL First Class, designed on the concept of "Respecting the passenger's private space and time, with the highest level of service," was inaugurated on the Haneda-Itami (Osaka) route in December 2007. It offers both spacious, comfortable seating and delicious in-flight meals in which only the finest ingredients are used, prepared by high-end restaurants. The service will be extended to the Haneda-Fukuoka in April 2008 and to Haneda-Sapporo routes in June 2008.

In addition, to ensure that customers find service on domestic routes simple, agreeable, and convenient to use, as part of our "time wastage avoidance strategy" we enhanced our JAL Touch & Go

service making it possible for passengers to quickly and smoothly board their flight by using two-dimensional barcode technology. This service has been expanded to make it also available to customers other than JAL Mileage Bank (JMB) members.

A number of marketing measures were implemented to counteract the persistent steep rise in fuel costs, including fare increases and increases in the availability periods of "Tokubin (specific flights) discount" fares on some flights. Also, as part of a campaign to increase the number of JAL Mileage Bank members to 20 million, during the summer vacation period we established a new fare system with a provision of additional mileage points in order to stimulate demand.

In addition, as a common mileage partnership strategy with that used for international routes, to increase customer numbers we began issuing partnership cards under a business tie-up with ÆON Co., Ltd.

Despite the implementation of various measures, due to modest increase in overall demand, fare increase ,and reduction in supply capacity, the JAL Group's total number of domestic passengers fell 4.7% to 41.9 million, while revenue increased 0.3% year-on-year, to ¥677.4 billion.

Cargo and Mail

On international routes there was a year-on-year decline in cargo exports to North America, to which the provision of cargo flights had been reduced, but to China we were successful in obtaining business for exports of semiconductor-manufacturing equipment and other merchandise requiring special handling. To Europe, factors such as the effective use of cargo capacity on passenger flights and improvements in load factors enabled us to achieve a robust performance all year, for example for exports of manufacturing parts to Eastern Europe.

On the import side, cargo originating in China was up year-on-year, but the reverse was true of cargo from the Americas, Europe, and Southeast Asia, the reasons for which included a reduction of supply capacity and the strength of the Euro. Given this slowing of demand for the shipments of cargoes to Japan, we took steps to enhance profitability. These included improving our transportation service by such means as introducing cargo flights with early-morning arrival times, so as to ensure a stable volume of cargo, and through a sales policy of actively meeting demand for cargo shipments to and from other parts of Asia, thereby moving a step forward from our traditional focus on cargoes to and from Japan.

In the sphere of the fleet and route management we used newly introduced Boeing 767 freighters to start on Tianjin and Qingdao routes in July and from the second half of the financial year, we have been giving priority to inaugurating flights to promising growth markets such as Jakarta and Ho Chi Minh City.

However, in response to record-high fuel prices, we are retiring our current fleet of cargo Boeing 747s ahead of schedule. In fiscal 2007, we retired five freighters, and in fiscal 2008 we plan to retire the remaining four.

As a result, the JAL Group's total cargo transportation volume fell by 3.1% from the previous fiscal year to 4,377.14 million ton-kilometers. Intensified competition and the rapid appreciation of the yen at the start of 2008 onward led operating revenue to decline 1.2% year-on-year, to ¥188.2 billion despite phased upward revisions in our fuel surcharges.

In international mail services, the volume of business originating in Japan, and also primarily in the U.S., remained robust throughout the year.

In domestic cargo operations, demand was below its level in the previous year. The major factors behind this were that capacity was reduced by the reduction of passenger flights and by aircraft downsizing, particularly on trunk routes, and in spite of vigorous use of daytime flights there was a fall in demand for perishable cargo.

Consequently, the total volume of domestic air cargo transportation decreased 1.1% year-on-year, to 396.05 ton-kilometers, while operating revenue slipped 3.7% from the previous year, to ¥2.78 billion.

As in the case of domestic cargo, domestic mail was subject to a decline in capacity as a result of the reduction in the number of passenger flights, and demand for home delivery also fell from the second half, causing business to register a year-on-year decline.

Related Operations

The air transportation-related business achieved revenue growth, due to an increase in new orders for in-flight catering. Meanwhile, sales for our overseas aircraft fuel business reported a decline in revenue, attributable to a decrease in total sales volume and the impact of the yen's appreciation, which affects yen-denominated accounts.

In the travel services business, the number of passengers traveling overseas showed a declining trend. Although the number of passengers on Southeast Asian and European routes remained

steady, passenger traffic to Micronesia and China fell below previous-year levels. As for domestic travel, the number of passengers on flight to Okinawa, and to destinations in Chubu and Kanto regions held firm, but flights to Hokkaido and Kyusyu saw a year-on-year decline in the number of passengers. As a result, the overall number of passengers of domestic travel fell.

Regarding credit card and leasing services business, in the card business the number of cardholders rose thanks to the introduction of the family program and an aggressive campaign to attract new members. Accordingly, revenue from the credit card business increased substantially over the previous term.

In other businesses, we sold off all the hotel assets under our management, and moved to a new business model for hotel management on a commission basis. In addition, we have sold off a portion of our power supply business and airplane fueling operations, and are concentrating our management resources in the air transportation business.

As a result of these developments, revenue from related operations (after consolidation adjustments) fell by 13.7% to ¥604.4 million, which is partially attributable to the change of status of JALUX and AGP Corporation from consolidated subsidiaries to equity-method affiliates through the sale of part of our investments in these companies.

(3) Issues to Be Addressed by the JAL Group

Since FY2001 the JAL Group has been unable to secure profits consistently as a result of a succession of external factors, including the 9/11 terrorist attacks, the SARS (severe acute respiratory syndrome) outbreaks, and steep increases in fuel prices, and also internal factors such as safety-related problems.

Given these difficult circumstances, in February 2008 the JAL Group unveiled its New Medium-Term Revival Plan, which is designed to improve the Group's financial position and put it on a stable growth track, positioning it to grasp the massive business opportunities for the airline industry presented by the expansion of Haneda and Narita Airports and the increase in numbers of available slots from 2010.

The New Medium-Term Revival Plan assumes the same scenario as laid out in the previous Medium-Term Revival Plan. To address the steep rises in fuel prices and other changes in the operating environment, such as the increasing intensity of competition in all business fields, from FY2008 the plan deepens and broadens the fleet strategy, the strategy of using Group airlines, and the measures to reduce personnel costs by such means as raising productivity and reforming the wage system relating to official wages and sundry allowances.

To ensure the maintenance of safety in flight operations, which constitutes the very foundation of the JAL Group, we will continue to put into action the recommendations of the Safety Advisory Group. To that end there will be two constant core safety measures, namely the building and maintenance of a safety management system, and activities to prevent accidents arising as a result of human error. Based on these we will continue to listen to the views of staff in the workplace in every division and further enhance our ability to gather and analyze information, devise countermeasures, and monitor measures already implemented, and make every effort to address cross-sectional issues vigorously and establish a safety culture.

The priorities under the New Medium-Term Revival Plan are to raise profitability by continuing actively to introduce more fuel-efficient small and medium-sized aircraft, reducing fuel costs, and boosting passenger-load factors through aircraft downsizing, at the same time concentrating our resources on high-profit, high-growth routes. In addition, we will build a more efficient Group operating structure by increasing the proportion of flights on both international and domestic routes operated by Group airlines such as JALways and JAL Express.

In addition, we will spotlight high-quality services by such means as the introduction of new First Class seats and new Executive Class seats on international routes, and the expansion of First Class services on domestic routes, so as to enhance the competitiveness of our products and service targeting business and top-tier passengers.

We will also take steps to raise personnel productivity by means of a radical overhaul of business content, processes, business formats, and staff placement. By implementing productivity improvement measures one year ahead of schedule under the previous Medium-Term Revival Plan, we aim by the end of FY2008 to have reduced staff numbers on a consolidated basis by 4,300 compared with March 2007, to a total of 48,800, thereby reducing personnel costs.

We will also continue to concentrate management resources on air transportation business, the JAL Group's core business, and ensure more efficient management of related business within the air transportation business.

In March 2008 JAL issued preferred stock by means of a third party allocation to financial institutions and other companies with which it has long business relationships, and with their cooperation increased its capital by ¥153.5 billion. The proceeds of this placement will strengthen our financial position and be used for capital expenditure and IT investment that will provide customers with greater comfort, convenience, and safety, including investment for enhancing our fleet renewal and domestic IT systems and for introducing next-generation maintenance systems. The New Medium-Term Revival Plan will be put into effect more assuredly and quickly.

To remain the airline of choice for customers, we will further improve our domestic and international networks in line with the vision that "The JAL Group is a global player bridging the world with safety, security and quality as our top priorities," and we will do our utmost to enhance and raise the quality of our products and services from the customer's perspective.

With regard to the international cargo cartel case, Japan Airlines International entered into a plea agreement concerning certain alleged violations of the antitrust laws with the U.S. Department of Justice in April 2008, and agreed on matters such as the payment of a fine. The JAL Group considers this matter with the greatest of seriousness, and will determinedly continue to expand and reinforce its compliance program to ensure that no violations occur in the future.

As a corporate citizen, we endeavor to fulfill our social responsibilities by engaging in economic, environmental, philanthropic, and other activities, in which we attach great importance to our relationships with all stakeholders and hope to repay the community's confidence in us and to meet its expectations of us.

The JAL Group will continue to act in a flexible manner in supplementing and modifying its strategies in light of changes in the domestic and international environment, for example possible further increases in fuel costs, the slowing of the global economy, or the growing severity of the competitive environment. Steps taken could include the revision of business plans or the reform of the cost structure. In this way, we will build a strong corporate fabric that will enable us to generate stable profits in any business environment.

In these endeavors we ask for your continuing understanding and support.

(4) JAL Group Capital Investment

The aggregate amount of capital investment by the JAL Group during the term was ¥202.0 billion, up by 26.2% year-on-year. This comprised ¥160.6 billion of investments in aircraft, up by 41.3%; ¥15.5 billion in ground equipment, down by 28.4%; and ¥25.8 billion in intangible fixed assets, up by 4.6%.

A total of 18 new aircraft were introduced during the term, of which 4 was purchased and 14 were leased. In addition, 1 aircraft was purchased upon the expiry of its lease, 2 were converted from passenger to cargo use, and 17 were decommissioned.

Among aircraft currently on order, 52 were included in the figure for capital investment made during the term, in such forms as prepaid expenses.

(5) JAL Group Fund Procurement

To procure the funds required for the capital investment described above, the Group raised a total of ¥236.2 billion, comprising ¥153.5 billion from a capital increase, and ¥82.7 billion in the form of long-term borrowings.

(6) Sale of JAL Group Companies

1. On November 5, 2007 the Company sold to Mitsubishi Corporation a portion of its investment (3,740,000 shares, accounting for 26.8% of all shares issued and outstanding) in AGP Corporation, thereby making the consolidated subsidiary into an affiliate accounted for by the equity method.
2. On January 31, 2008 the Company sold to Vitol Inc. its entire investment (1,000 shares, accounting for 100% of all shares issued and outstanding) in its consolidated subsidiary Pacific Fuel Trading Corporation.
3. On March 19, 2008 the Company sold to Sanit Co., Ltd. its entire investment (1,000 shares, accounting for 100% of shares issued and outstanding) in its consolidated subsidiary Tomakomai Ryokka Kaihatsu Co., Ltd.
4. On March 19, 2008 the Company sold to Asahi Corporation its entire investment (13,000 shares, accounting for 100% of shares issued and outstanding) in its consolidated subsidiary Asahikawa Resort Development Co., Ltd.

(7) JAL Group Assets and Business Results

Item	3rd term (FY2004)	4th term (FY2005)	5th term (FY2006)	6th term (FY2007)
Operating revenue (¥ million)	2,129,876	2,199,385	2,301,915	2,230,416
Ordinary income (¥ million)	69,805	(41,608)	20,576	69,817
Net income (¥ million)	30,096	(47,243)	(16,267)	(16,921)
Net income per share (¥)	15.24	(23.88)	(6.52)	6.20
Total assets (¥ million)	2,162,654	2,161,240	2,091,233	2,122,784
Net assets (¥ million)	194,746	148,066	331,873	471,070
Net assets per share (¥)	98.34	74.78	113.97	110.08

Notes
1. Parentheses indicate losses.
2. Net income per share is calculated based on the average number of issued shares for the entire term, and net assets per share is calculated based on the number of issued shares at the end of the term. In each case, the number of shares of treasury stock is deducted from the number of issued shares.
3. As of the fifth term the Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, Accounting Standards Board, December 9, 2005) and the related Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) are being applied.

In the third term, the fiscal year to March 2005, amidst a severe business environment caused by a surge in aviation fuel prices we recorded increased revenue owing to factors such as a revision in planned numbers of flights and routes and also in fares. Combined with various successful cost-reduction measures, this brought about an improvement in the balance of income and expenditure, and the Group recorded net income of ¥30 billion.
In the fourth term, the fiscal year to march 2006, we revised our management of international route operations and reformed the cost structure, but were hit by soaring prices of aviation fuel and by a series of safety-related problems that led to the faltering of demand among individual travelers. In consequence, a net loss of ¥47.2 billion was incurred.
In the fifth term, the fiscal year to March 2007, we recovered competitiveness in our air transportation business, thereby realizing ordinary income of ¥20.5 billion. However, a partial reversal of deferred tax assets resulted in the posting of a net loss of ¥16.2 billion for the reporting period.

The situation in the sixth term is described in the preceding section "1. Business Overview (1) Business Performance of the JAL Group."

(8) Status of Major JAL Group Subsidiaries (At March 31, 2008)

Company name	Capital (¥ million)	Ratio of voting rights (%)	Main line of business
Japan Airlines International Co., Ltd.	100,000	100.0	Air transportation
Japan Asia Airways Co., Ltd.	4,310	100.0	Air transportation
JALways Co., Ltd.	3,000	*100.0	Air transportation
Japan Trans Ocean Air Co., Ltd.	4,537	*70.1	Air transportation
JAL EXPRESS Co., Ltd.	2,500	*100.0	Air transportation
Japan Air Commuter Co., Ltd.	300	*60.0	Air transportation
JALPAK Co., Ltd.	900	*78.7	Travel product planning and sales
JAL Tours Co., Ltd.	80	*81.4	Travel product planning and sales
JAL Hotels Co., Ltd.	4,272	*90.7	Hotel management, hotel operation subcontractor

Notes

1. An asterisk (*) indicates the ratio of voting rights, including those held via subsidiaries.
2. On April 1, 2008, Japan Airlines International Co., Ltd. merged with Japan Asia Airways Co., Ltd.; Japan Airlines International Co., Ltd. is the surviving company.
3. As a result of the sale by the Company of its holding of shares, AGP Corporation ceased to be a subsidiary of the Company.

(9) The JAL Group's Principal Activities (At March 31, 2008)

The operation of scheduled and non-scheduled air transportation businesses, aircraft maintenance business, and additional and related business activities

(10) Principal Branch Offices and Service Centers of the JAL Group (At March 31, 2008)

JAL Head office: 4-11, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo

In Japan:	Sapporo, Hakodate, Asahikawa, Obihiro, Kushiro, Kitami, Aomori, Akita, Morioka, Yamagata, Sendai, Fukushima, Tokyo, Niigata, Nagoya, Kanazawa, Nagano, Osaka, Wakayama, Kobe, Okayama, Hiroshima, Sanin, Matsuyama, Kochi, Takamatsu, Tokushima, Fukuoka, Yamaguchi-Kitakyushu, Nagasaki, Oita, Kumamoto, Miyazaki, Kagoshima, and Okinawa
Overseas:	Seoul, Busan, Beijing, Tianjin, Qingdao, Shanghai, Dalian, Xiamen, Guangzhou, Xian, Hangzhou, Hong Kong, Manila, Bangkok, Hanoi, Ho Chi Minh City, Singapore, Kuala Lumpur, Jakarta, Denpasar, Sydney, Brisbane, Auckland, New Delhi, Moscow, Frankfurt, Amsterdam, London, Paris, Madrid, Milan, Rome, Vienna, Guam, Vancouver, New York, Chicago, Los Angeles, San Francisco, Anchorage, Honolulu, Kona, Mexico City, Sao Paulo, Taipei, and Kaohsiung
Service Centers:	Haneda Maintenance Center, Narita Maintenance Center

(11) JAL Group Employees (At March 31, 2008)

Field of operations	Employees
Air transportation	21,343
Airline-related	21,213
Travel services	3,069
Credit card and leasing services	283
Other business	3,292
Total	49,200

Note: Number of employees excludes those seconded to other organizations.

(12) JAL Group Fleet (At March 31, 2008)

Type of aircraft	Number of aircraft	Number of seats or maximum weight loading	Comments
747-400	29	303 to 449 seats	1 is on lease
747LR-SUD	9	437 to 483 seats	
747-400D	8	546 seats	
747-400F	7	110 tons	2 are on lease
747F	4	110 tons	1 is on lease
(Subtotal)	(57)		
777-200	15	375 to 397 seats	2 are on lease
777-300	7	500 seats	All are on lease
777-200ER	11	268, 302 seats	All are on lease
777-300ER	7	272, 292 seats	5 are on lease
(Subtotal)	(40)		
A300-600R	22	290 seats	4 are on lease
767-200	3	207 seats	
767-300	22	232 to 270 seats	6 are on lease
767-300ER	18	234, 237 seats	All are on lease
767-300F	3	52 tons	All are on lease
(Subtotal)	(46)		
MD-90	16	150 seats	
MD-87	2	134 seats	
MD-81	18	163 seats	6 are on lease
(Subtotal)	(36)		
737-400	23	145 to 167 seats	14 are on lease
737-800	10	144, 165 seats	8 are on lease
(Subtotal)	(33)		
DHC 8-400	11	74 seats	8 are on lease
DHC 8-300	1	50 seats	
DHC 8-100	4	39 seats	
(Subtotal)	(16)		
CRJ200	9	50 seats	All are on lease
SAAB 340B	14	36 seats	4 are on lease
BN-2B	2	9 seats	
Total	275		

(13) Principal Creditors of the JAL Group (At March 31, 2008)

Creditor	Loan balance at the end of term (¥ million)
Development Bank of Japan	283,932
Mizuho Corporate Bank, Ltd.	91,821
The Bank of Tokyo-Mitsubishi UFJ, Ltd	90,837
Sumitomo Mitsui Banking Corporation	39,163
Japan Bank for International Cooperation	32,962

(14) Other Matters of Significance with Respect to the Business Performance of the JAL Group

JALI is alleged to have been involved in anti-competitive practices such as price-fixing with many international cargo operators. Its cargo operation office in Frankfurt was inspected by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York JALI is also being investigated by competition authorities in other jurisdications including Canada, Switzerland, and Australia. In addition, numerous and varied class action lawsuits have been initiated in the United States against many international airlines including JALI, claiming that certain price-fixing practices alleged in said lawsuits have damaged their interests. No specific amounts of damages or compensation have been claimed in these class action proceedings. Class action lawsuits have also been filed in Canada and Australia. With regard to an investigation by U.S. Department of Justice, JALI agreed in April 2008 to pay a fine of US$ 110 million and an allowance has been made to cover that liability With regard to an investigation by the European Union antitrust authority, the allowance for the Company's exposure is provided at the amount that the company can reasonably estimate in the current circumstances. However, in respect of the aforementioned lawsuits and the investigations by the authorities of other jurisdictions, it is not possible to estimate the amounts of the Company's liabilities reasonably or to predict with assurance that certain liabilities will actually be incurred.

2. Shares

(1) Number of shares issued and shareholders

Title	Number of shares issued	Number of shareholders
Ordinary shares	2,732,383,250	424,698 (372 year-on-year decrease)
Type A Stock*	614,000,000	15

*The term "Type A Stock" refers to preferred shares without voting rights, issued by way of third-party allocation in March 2008, on the condition of acquisition of ordinary shares at the request of the holders of said preferred shares.

(2) **Major Shareholders**

a. Shareholders holding 10% or more of the total number of share issued (excluding treasury stock)

None

b. Principal shareholders

Ordinary shares

Name	Shares (1,000)	Ratio of Voting Rights
State Street Bank and Trust Company	102,431	3.79%
Tokyu Corporation	80,428	2.97
The Tokio Marine & Nichido Fire Insurance Co., Ltd.	75,471	2.79
Eitaro Itoyama	50,000	1.85
UBS AG London A/C IPB Segregated Client Account	46,338	1.71
Nissay Dowa General Insurance Co., Ltd	43,076	1.59
The Master Trust Bank of Japan, Ltd. (trust account)	40,682	1.50
JAL Group Employees' Stockholding	38,326	1.42
Japan Trustee Services Bank, Ltd. (trust account)	35,547	1.31
Mizuho Corporate Bank, Ltd.	35,303	1.30

Note: Ratios of voting rights are calculated after subtracting treasury stock (2,593,442 shares).

Type A Stock

Name	Shares (1,000)	Equity stake
Mizuho Corporate Bank, Ltd.	80,000	13.03%
DBJ Corporate Investment Fund	80,000	13.03
Mitsui & Co., Ltd.	80,000	13.03
The Bank of Tokyo-Mitsubishi UFJ, Ltd	68,000	11.07
Sojitsu Corporation	60,000	9.77
Mitsubishi Corporation	60,000	9.77
UBS Securities Japan Ltd.	40,000	6.51
Sumitomo Mitsui Banking Corporation	22,000	3.58
Idemitsu Kosan Co., Ltd.	20,000	3.26
ITOCHU Corporation	20,000	3.26
Japan Energy Corporation	20,000	3.26
Nippon Oil Corporation	20,000	3.26
Sumitomo Corporation	20,000	3.26
Marubeni Corporation	20,000	3.26
COSMO OIL Co., Ltd.	4,000	0.65

3. Subscription Rights

(1) Subscription Rights Currently Issued (At March 31, 2008)

Subscription rights pertaining to currently issued bonds with subscription rights

	Guaranteed Euroyen convertible bonds with subscription rights, maturing in 2011
Date of issuance decision	March 17, 2004
Number of subscription rights*1	20,229
Class & number of issued shares*1	50,737,396 ordinary shares
Issue price	Gratis
Conversion price*2	¥398.7
Period for exercise of conversion rights	April 19, 2004, to March 11, 2011

Notes:

1. On March 25, 2007, bearers of the above bonds with subscription rights requested the redemption of their holdings of Company bonds at 100% of face value, with the result that a portion of the said bonds (redemption amount: ¥79,771 million) were redeemed, and the 79,771 subscription rights attached to the said bonds were cancelled.
2. A total of 750 million new shares were issued at an issue price of ¥198 on July 27, 2006, and August 28, 2006, and in consequence the initial issue price of ¥440 was adjusted.

4. Company Officers

(1) Directors and Auditors

Title	Name	Area of responsibility and representative status at other companies
Chairman	Toshiyuki Shinmachi	Chairman, Executive Management Board
President	Haruka Nishimastu	JAL Group CEO Representative Director & President, Japan Airlines International Co., Ltd. (JALI) Chairman, All Japan Air Transport and Service Association
Executive Vice President	Katsuhiko Nawano	Assistant to President, Airport Projects Executive Vice President, JALI
Senior Managing Director	Kiyoshi Kishida	Corporate Safety Division Senior Managing Director, JALI
Managing Director	Tetsuya Takenaka	General Manager, Corporate Planning Finance
Senior Vice President	Kimio Hiroike	Airport Operations Division
Senior Vice President	Toshio Annaka	Human Resources Management
Senior Vice President	Masato Uehara	Customer Satisfaction Improvement
Senior Vice President	Teruo Harafuji	Flight Operations
Senior Vice President	Shunichi Saito *	Passenger Sales & Marketing
Senior Vice President	Masaaki Haga *	Aircraft Maintenance
Senior Vice President	Takao Fukuchi *	Cargo & Mail
Senior Vice President	Shigemi Kurusu *	Cabin Services

Title	Name	Area of responsibility and representative status at other companies
Senior Vice President	Shunji Kono	Advisor, The Tokio Marine & Nichido Fire Insurance Co., Ltd.
Senior Vice President	Kiyofumi Kamijo *	Chairman and Representative Director, Tokyu Corporation Chairman and Representative Director, Tokyu Bunkamura, Inc. Representative Director and President, Three Hundred Club Co., Ltd.
Senior Corporate Auditor (standing)	Teruhisa Ishizawa	
Senior Corporate Auditor (standing)	Hideo Hiramoto *	
Senior Corporate Auditor (standing)	Hirokazu Horinouchi *	
Corporate Auditor	Masatake Matsuda	Advisor, East Japan Railway Company
Corporate Auditor	Hiroshi Suzuki *	Advisor, Fuji Heavy Industries Ltd. (FHI)
Corporate Auditor	Hideyuki Sakai *	Partner at Sakai, Mimura, & Aizawa Law Office

Notes:

1. Our directors and corporate auditors serve simultaneously as directors and corporate auditors of Japan Airlines International Co., Ltd.
2. Shunji Kono, and Kiyofumi Kamijo are outside directors.
3. Hirokazu Horinouchi, Masatake Matsuda, Hiroshi Suzuki, and Hideyuki Sakai are outside auditors.
4. The directors and auditors marked with * were elected at the fifth annual general meeting of shareholders, convened on June 26, 2007, and duly assumed office.
5. Mr. Teruhisa Ishizawa, who serves as a corporate auditor, has many years of experience in the accounting units of Japan Airlines Corporation, and possesses considerable knowledge in the field of finance and accounting.
6. Mr. Hirokazu Horinouchi, who serves as a corporate auditor, and Mr. Hiroshi Suzuki, who serves as a corporate auditor on a part-time basis, both have many years of experience working at financial institutions, and possess considerable knowledge in the field of financial accounting.
7. By resolution of the extraordinary meeting of the board of directors convened on February 29, 2008, the following changes were made to the representative directors and executive directors, and these directors assumed office on April 1, 2008.
   Tetsuya Takenaka, Managing Director, became Executive Vice President, and Toshio Annaka, Shunichi Saito, and Masaaki Haga, Senior Vice President, became Managing Director.

The names and areas of responsibilities of the executive officers are as follows.

Title	Name	Area of responsibility
Senior Executive Officer	Susumu Miyoshi *	Legal, Operation Administrative, Environmental Affairs
Executive Officer	Kunio Hirata	Deputy General Manager, Corporate Planning (Business Planning)
Executive Officer	Atsuro Nishi	Related Operations
Executive Officer	Toshinari Ohshima	Public Relations, Executive Secretariat Office, Planning Operations
Executive Officer	Yoshimasa Kanayama	Finance, Accounting, Purchasing
Executive Officer	Muneyuki Mitsui *	IT Service Planning
Executive Officer	Tadao Sakai *	Corporate Safety Division (Assistant to Mr. Kishida)
Executive Officer	Ichiro Morii *	Deputy General Manager, Corporate Planning (Medium- and Long-Term Strategy), Investor Relations

Notes:

1. The executive officers marked with * assumed office on April 1, 2007.
2. By resolution of the extraordinary meeting of the board of directors convened on February 29, 2008, the following Managing Executive Officer and Executive Officers were appointed, and assumed office on April 1, 2008. Through a resolution of the regular meeting of the board of directors held on February 20, 2008, the title of Senior Executive Officer was changed to Managing Executive Officer.

Managing Executive Officer: Susumu Miyoshi

Executive Officers: Kunio Hirata, Yoshimasa Kanayama, Atsuro Nishi, Toshinari Ohshima, Muneyuki Mitsui, Tadao Sakai, Ichiro Morii and Manabu Sato

(2) Directors and Auditors Retired during the Year

Among the directors and auditors in office as of the day immediately following the fifth annual general meeting of shareholders, convened on June 26, 2007, the following officers retired during the year under review.

Title at retirement	Name	Date of retirement
Chairman	Toshiyuki Shinmachi	March 31, 2008
Senior Vice President	Takao Fukuchi	March 31, 2008

Notes:

1. The abovementioned two individuals have resigned from office and left the Company.
2. In addition to the above, Director Shinobu Shimizu, Senior Corporate Auditor (serving on a full-time basis), Yasunaka Furukawa, and Corporate Auditor Yoshihisa Akiyama, resigned from office upon the termination of the fifth annual general meeting of shareholders convened on June 26, 2007.

(3) Amounts of Compensation Paid to Directors and Corporate Auditors

Title	Number of directors and auditors	Amount
Directors (o/w outside statutory directors)	15 (2)	¥68 million (¥4 million)
Corporate auditors (o/w outside statutory auditors)	6 (4)	¥28 million (¥13 million)

Notes:

1. In addition to the above amounts, in accordance with a resolution passed at the annual general meeting of shareholders convened on June 28, 2006, with regard to payments for the termination of retirement bonuses, retirement bonuses have already been paid as set out below to directors and auditors retiring between April 1, 2007, and March 31, 2008.
   2 retiring directors: ¥24 million (including ¥3 million to 1 outside director)
   2 retiring auditors: ¥17 million (including ¥3 million to 1 outside auditor)
2. The Company's directors and auditors serve concurrently as officers of operating subsidiary Japan Airlines International Co., Ltd., which pay compensation as set out below.

Title	Number of directors and auditors	Amount
Directors (o/w outside statutory directors)	15 (2)	¥153 million (¥4 million)
Corporate auditors (o/w outside statutory auditors)	6 (4)	¥29 million (¥13 million)

(4) Outside Directors and Corporate Auditors

1. Status of concurrent positions as executive directors, or outside directors or auditors in other companies

(At March 31, 2008)

Title	Name	Position at other companies
Senior Vice President (nonstanding)	Shunji Kono	Director (nonstanding), Nippon Sogo Juseikatsu K.K. Director (nonstanding), Nikon Corporation Director (nonstanding), Shin-Etsu Chemical Co., Ltd. Corporate Auditor (nonstanding), Mitsubishi Research Institute, Inc. Corporate Auditor (nonstanding), Tokyu Corporation Senior Vice President (nonstanding), JALI
Senior Vice President (nonstanding)	Kiyofumi Kamijo	Chairman and Representative Director, Tokyu Corporation Chairman and Representative Director, Tokyu Bunkamura, Inc. Representative Director and President, Three Hundred Club Co., Ltd. Director (nonstanding), Gold-Pak Co., Ltd. Director (nonstanding), Shiroki Corporation Director (nonstanding), Tokyu Agency Inc. Director (nonstanding), Tokyu Recreation Co.,Ltd. Director (nonstanding), Director (nonstanding), Shizuoka Railway Co.,Ltd. Director (nonstanding), Shochiku Co., Ltd. Director (nonstanding), Hokkaido Airport Terminal Co.,Ltd. Senior Vice President (nonstanding), JALI
Corporate Auditor (nonstanding)	Hirokazu Horinouchi	Corporate Auditor (nonstanding), JALI
Corporate Auditor (nonstanding)	Masatake Matsuda	Corporate Auditor (nonstanding), JALI
Corporate Auditor (nonstanding)	Hiroshi Suzuki	Corporate Auditor (nonstanding), JALI
Corporate Auditor (nonstanding)	Hideyuki Sakai	Partner at Sakai, Mimura, & Aizawa Law Office Corporate Auditor (nonstanding), Tokyo Marine & Nichido Fire Insurance Co., Ltd. Corporate Auditor (nonstanding), JALI

2. Principal activities

Title	Name	Principal activities
Senior Vice President (nonstanding)	Shunji Kono	Attended 76% of the meetings of the Board of Directors held during the year under review, and backed by extensive experience in corporate management and other fields, and by profound insight, he gave advice and made proposals in regard to management problems facing the Company, thereby ensuring the soundness and appropriateness of the Board's decision-making.
Senior Vice President (nonstanding)	Kiyofumi Kamijo	Attended 92% of the meetings of the Board of Directors held during the year under review, and based on profound scholarship derived from long experience in the transportation industry and a wealth of experience and insights in corporate management and other fields, he gave advice and made proposals in regard to management problems facing the Company, thereby ensuring the soundness and appropriateness of the Board's decision-making.
Corporate Auditor (nonstanding)	Hirokazu Horinouchi	Attended 100% of the meetings of the Board of Directors held during his term in office in the year under review, and 100% of the meetings of the Board of Corporate Auditors in his capacity as a Corporate Auditor (serving on a full-time basis). He also attended important management meetings and made onsite audits of the company's business operations. Drawing on his extensive experience of working in financial institutions and his wealth of knowledge in the field of financing, he gave advice and contributed insights into problems facing the Company, procedures for conducting meetings of the Board of Directors, and internal control and risk management systems.

Title	Name	Principal activities
Corporate Auditor (nonstanding)	Masatake Matsuda	Attended 71% of the meetings of the Board of Directors held during the year under review, and 82% of the meetings of the Board of Corporate Auditors. Drawing on his extensive experience as a manager, particularly in the field of land transport, he gave advice and contributed insights into problems facing the Company, procedures for conducting meetings of the Board of Directors, and internal control and risk management systems.
Corporate Auditor (nonstanding)	Hiroshi Suzuki	Attended 100% of the meetings of the Board of Directors and Board of Corporate Auditors held during his term in office in the year under review. Drawing on his extensive experience in financial institutions and as a corporate manager, he shared his expertise in financing and gave advice regarding the problems facing the Company. He also contributed insights into procedures for conducting meetings of the Board of Directors, and internal control and risk management systems.
Corporate Auditor (nonstanding)	Hideyuki Sakai	Attended 92% of the meetings of the Board of Directors held during his term in office in the year under review and all of the meetings of the Board of Corporate Auditors. Drawing on his extensive experience in legal circles and from his perspective as an expert on legal affairs, he has provided advice and insights into problems facing the Company, procedures for conducting the meetings of the Board of Directors, and internal control and risk management systems.

3. Liability limitation agreements

Pursuant to the provisions of Article 427, Paragraph 1, of the Corporation Act, the Company has concluded agreements with all outside directors and outside auditors that limit their liability under Article 423, Paragraph 1, of the said act.

5. Independent Auditors

(1) Name of independent auditors

Ernst & Young Shinnihon

(2) Amount of compensation to be paid to independent auditors

1. Aggregate amount of compensation to be paid by the Company to the independent auditors for the fiscal year under review: ¥69 million

2. Aggregate amount of cash and other property benefit to be paid by the Company and its subsidiaries: ¥368 million

Notes:

1. The amount in 1. above relates entirely to services provided in accordance with Article 2, Clause 1 of the Certified Public Accountants Law.
2. With respect to the amount in 1. above, in the audit agreement concluded between the Company and the independent auditors, the compensation for auditing pursuant to the Corporation Act and the compensation for auditing pursuant to the Financial Instruments and Exchange Law are not demarcated and cannot practically be demarcated. Therefore, an aggregate amount is included in the above amount.

(3) Nature of non-auditing work

Japan Airlines Corporation and certain of its subsidiaries outsources certain non-auditing work (i.e. work other than defined as auditing work in Article 1, Item 1 of the Certified Accountants Law) to the accounting auditor. The nature of this work is described below.

1. Consulting work relating to internal control on financial reporting

2. Advice regarding the preparation of financial reporting documents for translation into English (including documents to be submitted to overseas regulatory authorities), and the checking and correction of the English translation.

(4) Policy for dismissal and non-reappointment of independent auditors

In addition to the dismissal of independent auditors by the Board of Corporate Auditors provided for in Article 340, Paragraph 1, of the Corporation Act, if an event occurs that creates a situation that seriously impedes the Company's audit activities or casts serious doubt as to the independent auditors' ability to continue to fulfill their responsibilities, the Company shall, after obtaining the consent of the Board of Corporate Auditors or at its request, submit a proposal to a general meeting of shareholders for the dismissal or non-reappointment of the independent auditors.

6. Company Systems and Policies

(1) Systems necessary to ensure that the execution of duties by directors complies with laws and regulations and articles of incorporation, and other systems necessary to ensure the proper operation of a stock company

1. Basic Policy on Internal Control Systems

①Systems for ensuring that the directors of the Company, in the execution of their duties, comply with the requirements of the law and of the Company's Articles of Incorporation

By putting top priority on compliance and creating a monitoring system to enforce strict compliance with legal requirements, we ensure that directors carry out their duties in accordance with all pertinent laws and regulations.

②Systems for retaining and managing records on the execution of Company directors

Directors must retain any information pertaining to the execution of their duties during the execution of their duties, and that information must be appropriately stored and protected, in accordance with all pertinent laws and internal regulations.

③Regulations and other systems relating to the management of risk

We have established a comprehensive risk management system covering the entire JAL Group to ensure effective risk management, as well as to mitigate problems and minimize loss or damage. In the event that risks nonetheless materialize, we will take all possible steps to remedy the situation and keep loss or damage to a minimum.

④Systems for ensuring the effectiveness of duties performed by directors

By defining the corporate philosophy and by creating, communicating, implanting, and managing our Group business plan, we ensure that the directors will effectively perform their duties.

⑤Systems for ensuring compliance with legal requirements and the Company's Articles of Incorporation in the execution of employees of the Company

By putting top priority on legal compliance, we ensure strict compliance by employees of the Company in the execution of their duties. Through the creation of an appropriate monitoring system, we confirm that employees are upholding all legal requirements and acting in accordance with the Company's Articles of Incorporation in the execution of their duties.

⑥Systems for ensuring properness of operations within the Group companies

We have made sure that the Group's corporate philosophy and management policies are adopted Groupwide and put into practice, and that compliance is strictly observed and duties are performed in an appropriate manner.

⑦Matters relating to the assignment of employees to assist the statutory auditors at their request

To enhance the effectiveness and thoroughness of the auditors in the execution of their auditing duties, we have established a unit that is separate and independent from the directors, and assign an employee or employees to this unit to assist the statutory auditors at their request.

⑧Regarding independence of auditors' assistants from the directors of the Company

The staff selected to assist the statutory auditors follow all orders and instructions relating to auditing work given to them by the statutory auditors. Replacement of the said staff is subject to approval by the statutory auditors.

⑨Systems for submission of reports by the directors and employees of the Company to the Board of Corporate Auditors or to individual statutory auditors

Systems have been put into place that enable directors and employees of the Company to submit reports to the Board of Corporate Auditors or to individual statutory auditors.

⑩Systems to ensure the effective execution of audits by the Board of Corporate Auditors or by individual statutory auditors

In line with our Audit Plan, prepared by the statutory auditors as individuals or as a group, the auditors are authorized to create an appropriate system for evaluating the effectiveness of audits.

2. Status update on the creation of required systems

①Systems for ensuring that the directors of the Company, in the execution of their duties, comply with the requirements of the law and of the Company's Articles of Incorporation

a. The JAL Group Code of Conduct has been drawn up, and we are making sure that all employees understand and follow the Code.
b. A Compliance and Risk Management Committee, headed by the President, is working with directors to share information and discuss issues related to corporate action.
c. A groupwide hotline has been established for reporting compliance violations. We are taking

measures to raise awareness about compliance whenever possible, and are gathering information from inside and outside the company regarding actions that may possibly constitute a violation of laws and regulations.

d. The Board of Directors decides on the basic policies to be followed in the creation of an internal control system, after which directors serving on a full-time basis are responsible for preparing the said internal control system.

②Systems for retaining and managing records on the execution of Company directors

a. Reports (minutes of meetings or other documents) on the decision-making processes of important bodies such as the Board of Directors, and reports on specific resolutions taken on important matters (requests for managerial decisions [ringisho]) are drawn up in accordance with the law, the Company's regulations pertaining to the Board of Directors and other councils and committees, as well as the regulations pertaining to ringisho, and the said reports are managed and retained in accordance with the law and the Company's regulations governing such matters.

b. The computer systems containing "electronic ringisho" (requests for managerial decisions existing as data files) and other computer files are constantly monitored for safety from unauthorized access or tampering. In the event of the discovery of unauthorized access to or use of such files, appropriate remedial action is taken immediately.

③Regulations and other systems relating to the management of risk

a. Directors serving on a full-time basis are responsible for overseeing risk management for the Group as a whole, and each specialized committee (the Safety Enhancement Task Force, Corporate Compliance & Business Risk Management Committee, and the JAL Group Revival Medium-Term Management Plan Committee) will be responsible for controlling specific types of risk.

b. Rules governing risk management have been drafted, acknowledging the substantial impact that such risks pose to management (risks relating to air safety, corporate risk, strategic risk), and countermeasures have been taken, with an emphasis on preventive measures.

c. Through the clear delineation of the channels of communication for urgent notifications in the event of an emergency, as well as of the spheres of responsibility of the Company's directors and other executives, we ensure prompt and appropriate responses to emergencies and other unforeseen contingencies. Systems to prevent the recurrence of problems are also in place.

d. We have created an in-house system for dealing with anti-social forces and individuals. In particular, we have drafted a manual outlining the proper responses to inappropriate requests, and have made this manual widely available to all Group members.

④Systems for ensuring the effectiveness of duties performed by directors

a. We have drafted the Corporate Philosophy of the JAL Group, and have drawn up a medium-term management plan for the achievement of the Corporate Philosophy. In addition, management plans for each business term are drawn up on an individual department basis, with a close linkage to the Groupwide medium-term management plan. Each plan is reviewed periodically, and we are working to create systems that will allow for greater efficiency in our operations.

b. The responsibilities of the directors have been clarified. Moreover, through the clear delegation of authority and delineation of the scope of duties, we are working to ensure greater effectiveness by directors in the execution of their duties.

c. We are promoting organizational streamlining, and are working to raise efficiency in our operations through the introduction of various initiatives aimed at simplifying operations.

⑤Systems for ensuring compliance with legal requirements and the Company's Articles of Incorporation in the execution of their duties by employees of the Company

a. The JAL Group Code of Conduct ("Commitment to Society") has been drafted and distributed to all of our employees. In this Code of Conduct, we clearly state that we refuse to engage in business with anti-social forces or individuals.

b. Through the various activities of the Compliance & Risk Management Committee, we ensure that the Group's business operations are conducted in a sound and ethical manner.

c. Publicize the Group Hotline and other initiatives, and collect information on acts suspected of constituting violations of laws and regulations.

d. The departments responsible for internal control systems monitor operations to ensure business is conducted in an appropriate manner and that compliance with all laws and regulations is upheld.

⑥Systems for ensuring properness of operations within the Group companies

a. We drafted the Corporate Philosophy and have publicized this policy throughout the entire Group. In addition, we have signed basic agreements with each Group company and set specific management targets. In this way, we are working to ensure that business is conducted in an

appropriate manner.

b. We have designated departments in charge of overseeing the operations of Group companies, with the aim of clarifying the scope of responsibility and providing guidance and support to each company.

c. We have publicized groupwide the JAL Group Code of Conduct ("Commitment to Society"), and have distributed a copy to all employees of member companies.

d. In accordance with JAL Group Compliance Network regulations, we will provide information and training that will promote sound and ethical conduct in the undertaking of business activities. We have requested each member company to strengthen its in-house compliance system, and have provided them with necessary support.

e. The departments in charge of internal control systems of group companies are taking measures to confirm that the operations of each member company are conducted in a sound and ethical manner.

⑦Matters relating to the assignment of employees to assist the statutory auditors at their request

a. We have established a unit under the control of the Board of Corporate Auditors, and assigned employees to this unit, to assist the statutory auditors.

⑧Independence of auditors' assistants from the directors of the Company

a. The staff selected to assist the statutory auditors follow all orders and instructions relating to auditing work given to them by the statutory auditors. Replacement of the said staff is subject to approval by the statutory auditors.

⑨Systems for submission of reports by the directors and employees of the Company to the Board of Corporate Auditors or to individual statutory auditors

a. In accordance with the stipulations of the Corporation Law, Corporate Auditors are summoned to attend all meetings of the Board of Directors as well as other important meetings, and all parties presenting managerial reports (ringisho) are required to simultaneously submit copies to the Corporate Auditors. Reports are made to them on all important items relating to corporate management and corporate operations, including periodic reports on the execution of duties by executives.

b. Departments responsible for internal control make available to the Corporate Auditors the results of their assessment on internal control.

⑩Systems to ensure the effective execution of audits by the Board of Corporate Auditors or by individual statutory auditors

a. Care is taken to ensure that opinions.are exchanged frequently between the Company's Corporate Auditors on the one hand and the independent auditors, the Company's directors and employees, and the directors and statutory auditors of subsidiary companies on the other.

b. Each division and each group company is expected to cooperate with the Corporate Auditors in their conduct of onsite audits.

(2) Appropriation of surplus

The Medium-Term Revival Plan got off to a good start in the reporting term, its first year. Nevertheless, JAL has only taken its first step towards reforming its corporate fabric into one that will generate stable profits, and numerous external factors to be addressed are expected to arise, for example further increases in current fuel prices to more all-time highs. Accordingly, in February 2008 we formulated a new plan, the FY2008-2010 Medium-Term Revival Plan (hereinafter referred to as the "New Medium-Term Revival Plan"), to position the Group for the anticipated increasingly harsh changes in the business environment. For this reason, we greatly regret to inform shareholders that we do not expect to be able to pay a dividend for the reporting period ended March 2008.

As explained on pages 5 and 6 of this report, through the steady implementation of the new FY2008-2010 Medium-Term Revival Plan we are endeavoring to further improve profitability with a view to achieving an early resumption of dividend payments, and we hope for your understanding and support.

1. The amounts and quantities listed in this Business Report are rounded down to the nearest unit of measure indicated. The percentage figures are rounded to the nearest digit.

Consolidated Balance Sheet As of March 31, 2008

(Millions of yen)

	Assets	Amount
Assets	I. Current assets	
	Cash and deposits	354,977
	Notes and accounts receivable - trade	241,349
	Short-term investments in securities	8,795
	Supplies	90,985
	Deferred income taxes	2,595
	Other current assets	115,187
	Less: Allowance for bad debts	(3,575)
	Total current assets	810,315
	II. Fixed assets	
	(Tangible fixed assets)	(1,037,117)
	Buildings and structures	116,698
	Machinery, equipment and vehicles	30,772
	Flight equipment	721,967
	Land	35,609
	Construction in progress	113,247
	Other tangible fixed assets	18,821
	(Intangible fixed assets)	(82,838)
	Software	81,876
	Other intangible fixed assets	961
	(Investments)	(190,579)
	Investments in securities	62,174
	Long-term loans receivable	12,720
	Deferred income taxes	5,593
	Other investments	112,728
	Less: Allowance for bad debts	(2,638)
	Total fixed assets	1,310,534
	III. Deferred charges	
	Stock issuance expenses	1,933
	Total deferred charges	1,933
	Total assets	2,122,784

	Liabilities	Amount
Liabilities	I. Current liabilities	
	Accounts payable - trade	264,914
	Short-term borrowings	3,084
	Current portion of bonds	28,000
	Current portion of long-term loans	130,335
	Accrued income taxes	4,454
	Allowance for bonuses to employees	4,526
	Reserve for loss on antitrust litigation	2,003
	Deferred income taxes	15,016
	Other current liabilities	208,894
	Total current liabilities	661,229
	II. Non-current liabilities	
	Bonds	102,229
	Long-term loans	651,416
	Accrued pension and severance costs	95,485
	Reserve for loss on antitrust litigation	15,210
	Deferred income taxes	17,192
	Other non-current liabilities	108,950
	Total non-current liabilities	990,483
	Total liabilities	1,651,713
Net assets	Net assets	
	I. Stockholders' equity	
	Common stock and preferred stock	251,000
	Capital surplus	155,836
	Retained earnings	41,320
	Common stock in treasury, at cost	(890)
	Total stockholders' equity	447,266
	II. Valuation, translation and other	
	Net unrealized gain on other securities, net of taxes	2,578
	Net unrealized gain on hedging instruments, net of taxes	8,167
	Translation adjustments	(4,077)
	Total valuation, translation adjustments and other	6,668
	III. Minority interests	17,136
	Total net assets	471,070
	Total liabilities and net assets	2,122,784

Consolidated Statement of Operations As of March 31, 2008

(Millions of yen)

Operating revenues	Amount
Operating revenues	2,230,416
Cost of operating revenues	1,776,979
Gross profit	453,436
Selling, general and administrative expenses	363,423
Operating income	90,013
Non-operating income	20,825
Interest income	4,859
Dividend income	2,365
Equity in earnings of affiliates	2,176
Exchange gain, net	4,070
Other non-operating income	7,354
Non-operating expenses	41,021
Interest expense	20,009
Loss on sale and disposal of flight equipment	11,871
Other non-operating expenses	9,140
Ordinary income	69,817
Extraordinary gain	36,232
Gain on sale of fixed assets	5,988
Gain on sale of investments in securities	20,557
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plan, net	5,528
Other extraordinary gain	4,158
Extraordinary loss	76,217
Special retirement benefits	20,016
Loss on impairment of fixed assets	13,501
Non-recurring depreciation	9,116
Provision of reserve for loss on antitrust litigation	17,213
Other extraordinary loss	16,368
Income before income taxes and minority interests	29,832
Income taxes - current	4,897
Income taxes - deferred	6,894
Minority interests	1,118
Net income	16,921

Consolidated Statement of Changes in Net Assets

For the year ended March 31, 2008

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Common stock in treasury, at cost	Total stockholders' equity
Balance at March 31, 2007	174,250	79,096	24,776	(887)	277,235
Changes during the year ended March 31, 2008					
Issuance of preferred stock	76,750	76,750			153,500
Net income for the year ended March 31, 2008			16,921		16,921
Changes in scope of application of the equity method			(377)	13	(363)
Changes in ownership interests in affiliates accounted for by the equity method				44	44
Purchase of common stock in treasury				(139)	(139)
Sales of common stock in treasury		(9)		77	67
Changes other than stockholders' equity, net					
Total changes	76,750	76,740	16,544	(3)	170,030
Balance at March 31, 2008	251,000	155,836	41,320	(890)	447,266

	Valuation, translation adjustments and other				Minority interests	Total net assets
	Net unrealized gain on other securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	translation adjustment	Total valuation, translation adjustments and other		
Balance, March 31, 2007	3,557	35,314	(5,020)	33,851	20,785	331,873
Changes during the year ended March 31, 2008						
Issuance of preferred stock						153,500
Net income for the year ended March 31, 2008						16,921
Changes in scope of application of the equity method						(363)
Changes in ownership interests in affiliates accounted for by the equity method						44
Purchase of common stock in treasury						(139)
Sales of common stock in treasury						67
Changes other than stockholders' equity, net	(979)	(27,147)	943	(27,183)	(3,649)	(30,832)
Total changes	(979)	(27,147)	943	(27,183)	(3,649)	139,197
Balance at March 31, 2008	2,578	8,167	(4,077)	6,668	17,136	471,070

Notes to Consolidated Financial Statements

Basis of Presentation of the Consolidated Financial Statements

1. Scope of Consolidation

(1) Consolidated subsidiaries
Number of consolidated subsidiaries: 133

The names of the major consolidated subsidiaries are stated in the Business Report section 1. Members of the JAL Group (8) Status of Major Subsidiaries.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

Increase of 1: CHUBU SKY SUPPORT CO., LTD. (*1)

Decrease of 10: JAL NAVIA TOKYO CO., LTD. (*2)
SHURIKANKO CO., LTD. (*3)
HARLEQUIN AIR CO., LTD. (*3)
NIKKO HOTELS (U.K.) LTD. (*4)
PACIFIC FUEL TRADING CORPORATION (*4)
HOTEL NIKKO SAIPAN, INC. (*4)
MICRONESIAN HOSPITALITY, INC. (*4)
ASAHIKAWA RESORT DEVELOPMENT CO., LTD. (*4)
TOMAKOMAI RYOKKA KAIHATSU CO., LTD. (*4)
AGP CORPORATION (*5)

(*1) Became material and shares of the above company were purchased.

(*2) Merged with JAL Navia Co., Ltd., formerly JAL Plaza Co., Ltd.

(*3) Became immaterial.

(*4) Shares of the above companies were sold.

(*5) Excluded from consolidation due to decrease in equity interest resulting from sales of shares of the above company.

(2) Non-consolidated subsidiaries

Name of major non-consolidated subsidiary
Shimojishima Airport Facilities Co., Ltd.

The total assets, operating revenue, net income (loss) and retained earnings of the non-consolidated subsidiaries are all small in scale, and have no material effect in the aggregate on the consolidated financial statements. They have therefore been excluded from the scope of consolidation.

2. Application of the Equity Method

(1) Non-consolidated subsidiaries and affiliates accounted for by the equity method

Number of non-consolidated subsidiaries and affiliates, which are accounted for by the equity method: 17
Names of the major non-consolidated subsidiaries and affiliates, which are accounted for by the equity method:

JALUX Inc., Airport Facilities Co., Ltd., Japan Turbine Technologies Co., Ltd. and JAL Information Technology Co., Ltd.

Equity method:

Increase of 1: AGP CORPORATION (*5)

Decrease of 4: JAMCO CORPORATION (*6)
TOKYO CITY AIR TERMINAL CO., LTD. (*6)
AIR TRANSPORT SERVICE CO., LTD. (*6)
TOKYO AIRPORT HEATING & COOLING CO., LTD. (*6)

(*6) Shares of the above companies were sold.

(2) Non-consolidated subsidiaries and affiliates not accounted for by the equity method

Name of the major non-consolidated subsidiary which is not accounted for by the equity method.

Shimojishima Airport Facilities Co., Ltd.

The non-consolidated subsidiaries and affiliates not accounted for by the equity method had an insignificant effect on consolidated net loss and retained earnings and had no material effect on the consolidated financial statements. They have thus been excluded from being accounted for by the equity method.

3. Fiscal Years of Consolidated Subsidiaries

The balance sheet date of 20 of the consolidated subsidiaries is December 31, 2007 and for 1 CONSOLIDATEDSUBSIDIARY, it is February 29, 2008. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1, 2008 through March 31, 2008 and the period from March 1, 2008 through March 31, 2008 have been adjusted, if necessary.

4. Significant Accounting Policies

(1) Valuation of significant assets

(a) Securities

Marketable securities classified as other securities are carried at fair value with any unrealized gain or loss reported as a separate component of net assets, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

(b) Inventories: Inventories are principally stated at cost based on the moving average method.

(c) Derivatives: Derivatives are stated at fair value.

(2) Depreciation and amortization of tangible and intangible fixed assets

(a) Aircraft: The straight-line method or the declining-balance method based on the estimated useful life of the aircraft

Additional information
Japan Airlines International Co., Ltd. ("JALI," which is a consolidated subsidiary of the Company) has adopted new estimated useful lives for certain aircraft, resulting from a review of the useful lives and residual value of aircraft for which sales contracts are certain to be entered into. In addition, JALI has also adopted new estimated useful lives for certain spare parts, resulting from a review of the useful lives of spare parts related to certain types of aircraft whose approximate retirement dates have been determined. As a result of the adoption of these new estimated useful lives, operating income, ordinary income and

income before income taxes and minority interests decreased by ¥184 million, ¥96 million and ¥9,189 million, respectively, for the year ended March 31, 2008 from the corresponding amounts which would have been recorded if the former estimated useful lives had been applied.

(b) Other tangible fixed assets of:

Japan Airlines International Co., Ltd.	The straight-line method based on their estimated useful lives
Other companies	Principally the declining-balance method based on their estimated useful lives

Changes in accounting policy
Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or after April 1, 2007. The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial for the year ended March 31, 2008.

Additional information
Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or prior to March 31, 2007. Such tangible fixed assets are to be depreciated based on the difference between the equivalent of 5% of acquisition cost and memorandum value over a period of 5 years once they have been fully depreciated to the limits of their respective depreciable amounts effective April 1, 2007. The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial.

(c)Intangible fixed assets:	The straight-line method based on their estimated useful lives

(3) Deferred charges

Stock issuance expenses are capitalized and are being amortized over a period of 3 years.

(4) Provision of significant allowances:

(a)Accrued pension and severance costs

To provide for employees' severance indemnities, net periodic pension cost is accounted for based on the projected benefit obligation and the plan assets.

The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of 15 years. However, JALI introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payments of retirement benefits to a defined contribution plan or to an early payment scheme on October 1, 2005. The portion of the unrecognized obligation at transition which relates to reducing the benefit obligation by the introduction of the option referred to above is being amortized by the straight-line method over a period of 8 years in accordance with Paragraph 15, "Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No.1).

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

Airport Ground Service Pension Fund (reorganized as a corporate pension fund and renamed JAL Ground Service Pension Fund on March 31, 2008), consisting of JAL Ground Service Co., Ltd. and JAL Ground Service Kansai Co., Ltd., received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the Welfare Pension Fund Plan (WPFP) on April 10, 2007 and the portion related to past services on March 31, 2008. As a result, operating income and ordinary income both increased by \101 million and income before income taxes and minority interests increased by ¥5,629 million for the year ended March 31, 2008.

On March 15, 2007, JALI received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP. At March 31, 2008, the estimated amount of pension assets to be transferred was \70,372 million. The potential effect for the year ended March 31, 2008, estimated as if the transfer of pension assets had been made as of the same date, in accordance with paragraph 44-2 of the "Practical Guidelines on Retirement Benefit Accounting (Interim Report)," Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants, would have been to increase extraordinary loss by \6,312 million.

Effective April 1, 2008, JALI revised its retirement plan. As a result, operating income, ordinary income and income before income taxes and minority interests increased by \20,077 million for the year ended March 31, 2008.

Certain consolidated subsidiaries changed a portion of their retirement benefit plans to defined contribution plans on April 1, 2007 or October 1, 2007, and applied "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial for the year ended March 31, 2008.

Certain consolidated subsidiaries revised their methods of accounting for the projected benefit obligation from simplified methods to the standard method. Consequently, extraordinary loss of \508 million was recorded as the resulting difference in computation for the year ended March 31, 2008.

(b)Allowance for bad debts

The allowance for bad debts on specific receivables is provided at an estimate of the unrecoverable amounts. The allowance for bad debts on other receivables is provided based on the historical rate of losses on receivables.

(c) Reserve for loss on antitrust litigation

JALI is alleged to have been involved in anti-competitive practices such as price-fixing with many international cargo operators. Its cargo operation office in Frankfurt was inspected by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York JALI is also being investigated by competition authorities in other jurisdictions including Canada, Switzerland, and Australia. In addition, numerous and varied class action lawsuits have been initiated in the United States against many international airlines including JALI, claiming that certain price-fixing practices alleged in said lawsuits have

damaged their interests. No specific amounts of damages or compensation have been claimed in these class action proceedings. Class action lawsuits have also been filed in Canada and Australia.

With regard to an investigation by U.S. Department of Justice, JALI agreed in April 2008 to pay a fine of US$ 110 million and an allowance has been made to cover that liability With regard to an investigation by the European Union antitrust authority, the allowance for the Company's exposure is provided at the amount that the company can reasonably estimate in the current circumstances. However, in respect of the aforementioned lawsuits and the investigations by the authorities of other jurisdictions, it is not possible to estimate the amounts of the Company's liabilities reasonably or to predict with assurance that certain liabilities will actually be incurred.

(e)Allowance for bonuses to employees

In certain domestic consolidated subsidiaries, allowance for bonuses to employees is provided based on the estimated amounts of future payments attributable to employee services that have been rendered up to the date of the balance sheet. The bonus amounts are determined taking the performance results of the Company and such subsidiaries into consideration.

(5) Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and any gain or loss on translation is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable exchange rates at the year end are presented in minority interests and translation adjustments in the consolidated balance sheets.

(6) Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

(7) Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged items is recognized.

Foreign currency receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met.

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

(8) Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

(9) Income taxes

The Company and certain domestic subsidiaries have adopted the Japanese consolidated tax return system.

(10) Amortization of good will and negative goodwill

Goodwill acquired and negative goodwill recognized are amortized by the straight-line method over a period of five years.

(11) Valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of newly consolidated subsidiaries are revalued at fair value.

5. Notes to the Consolidated Balance Sheet

(1) Fractional amounts of less than one million yen have been omitted.

(2) Accumulated depreciation of tangible fixed assets ¥1,420,162 million

(3) Assets pledged as collateral and obligations related to collateral

Assets pledged as collateral

● Flight equipment	¥613,169 million
● Supplies	¥52,237 million
● Investments in securities	¥33,614 million
● Securities	¥7,402 million
● Land, buildings and other	¥111,218 million

Obligations related to collateral

● Long-term loans	¥447,687 million

In addition to obligations stated in the consolidated balance sheet, future lease payments totaled ¥7,557 million in the period under review. In addition, shares in certain consolidated subsidiaries have been pledged as collateral.

(4) Contingent liabilities

● Guarantees	¥4,471 million
● Commitments such as guarantees, keep-well agreements and other	¥981 million

● JALI is alleged to have been involved in anti-competitive practices such as price-fixing with many international cargo operators. Its cargo operation office in Frankfurt was inspected by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. JALI is also being investigated by competition authorities in other jurisdications including Canada, Switzerland, and Australia. In addition, numerous and varied class action lawsuits have been initiated in the United States against many international airlines including JALI, claiming that certain price-fixing practices alleged in said lawsuits have damaged their interests. No specific amounts of damages or compensation have been claimed in these ongoing proceedings. Class action lawsuits have also been filed in Canada and Australia.

Management of the Company holds the view that investigations and class action lawsuits on alleged anti-competitive practices could have a material impact on the financial results of the Company and the group. With regard to an investigation by U.S. Department of Justice, JALI agreed in April 2008 to pay a fine of US$ 110 million and an allowance has been made to cover that liability. With regard to an investigation by the European Union antitrust authority, the allowance for the Company's exposure is provided at the amount that the company can reasonably estimate in the current circumstances. However, in respect of the aforementioned lawsuits and the investigations by the authorities of other jurisdictions, it is not possible to estimate the amounts of the Company's liabilities reasonably or to predict with assurance that certain liabilities will actually be incurred.

6. Note to consolidated statements of changes in net assets

(1) Fractional amounts of less than one million yen have been omitted.

(2) The total number and changes in the total number of shares of stock in issue and common stock in treasury were as follows:

(Thousands of shares)

	At March 31, 2007	Increase	Decrease	At March 31, 2008
No. of shares of stock in issue:				
Common stock	2,732,383	-	-	2,732,383
Preferred stock	-	614,000	-	614,000
Total	2,732,383	614,000	-	3,346,383
No. of shares of common stock in treasury:				
Common stock	2,934	565	462	3,037

Notes

1. The number of shares of preferred stock in issue increased by 614,000 thousand because of an allocation of shares of preferred stock to third parties.

2. The increase in common stock in treasury of 565 thousand shares during the year ended March 31, 2008 resulted from the Company's purchase of 565 thousand odd-lot shares of less than one unit at the request of the stockholders. The decrease in common stock in treasury of 462 thousand shares during the year ended March 31, 2008 resulted from the Company's sales of 274 thousand odd-lot shares of less than one unit at the request of the stockholders, a decrease of the equivalent of 52 thousand shares arising from changes in the scope of application of the equity method and a decrease of the equivalent of 135 thousand shares arising from a decrease in ownership interests in affiliates accounted for by the equity method.

7. Per-Share Data

(1) Net assets per share ¥110.08

(2) Net income per share ¥6.20

8. Subsequent Events

On May 2, 2008, JALI entered into an agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") to sell 49.375% of shares of JAL Card, Inc. ("JCI," which is a consolidated subsidiary of the Company) to BTMU. At the same time, JALI, JCI, BTMU, Mitsubishi UFJ NICOS Co., Ltd. and JCB Co., Ltd. entered into a business collaboration agreement regarding the credit card business.

Non-Consolidated Balance Sheet (As of March 31, 2008)

(Millions of yen)

Assets	Amount
I. Current assets	
Cash and deposits	166,450
Accounts receivable - trade	2,365
Short-term loans receivable from a subsidiary	86,871
Current portion of long-term loans receivable from subsidiary	79,292
Prepaid expenses	19
Accounts receivable - other	5,368
Deferred income taxes	12
Other current assets	52
Total current assets	340,433
II. Fixed assets	
(Tangible fixed assets)	(20)
Furniture and fixtures	20
(Intangible fixed assets)	(1)
Software	1
Other intangible fixed asset	0
(Investments)	(758,999)
Investments in securities	275
Investments in subsidiaries and affiliates	213,210
Long-term loans receivable from subsidiary	545,396
Deferred income taxes	20
Other investments	97
Total fixed assets	759,022
III. Deferred charges	
Stock issuance expenses	1,933
Total deferred charges	1,933
Total assets	1,101,389

Liabilities	Amount
I. Current liabilities	
Accounts payable - trade	146
Current portion of bonds	10,000
Current portion of long-term loans	69,292
Accounts payable - other	5,427
Accrued income taxes	121
Accrued expenses	2,267
Other current liabilities	63
Total current liabilities	87,318
II. Non-current liabilities	
Bonds	40,229
Long-term loans	525,396
Other non-current liabilities	24
Total non-current liabilities	565,649
Total liabilities	652,968
Net assets	
I. Stockholders' equity	
Common stock and preferred stock	251,000
Capital surplus	
Additional paid-in capital	188,253
Total capital surplus	188,253
Retained earnings	
Other retained earnings	
Unappropriated retained earnings	9,876
Total retained earnings	9,876
Common stock in treasury, at cost	(723)
Total stockholders' equity	448,406
II. Valuation, translation adjustments and other	
Unrealized gain on other securities, net of taxes	15
Total valuation, translation and adjustments other	15
Total net assets	448,421
Total liabilities and net assets	1,101,389

Non-Consolidated Statement of Operation (As of March 31, 2008)

(Millions of yen)

Operating revenues	Amount
Operating revenues	16,595
Cost of operating revenues	13,061
Gross profit	3,533
Selling, general and administrative expenses	2,441
Operating income	1,092
Non-operating income	521
Interest income and dividends	497
Other non-operating income	24
Non-operating expenses	602
Amortization of stock issuance expenses	439
Other non-operating expenses	163
Ordinary income	1,011
Extraordinary gain	433
Gain on sale of investments in subsidiaries	433
Income before income taxes	1,445
Income taxes - current	282
Income taxes - deferred	(4)
Net income	1,167

Non-consolidated Statement of Changes in Net Assets For the year ended March 31, 2008

(Millions of yen)

	Stockholders' equity							Valuation, translation and adjustments other		
		Capital surplus		Retained earnings						
	Common stock and preferred stock	Additional paid-in capital	Total capital surplus	Other retained earnings: Unappropriated retained earnings	Total retained earnings	Common stock in treasury, at cost	Total stockholders' equity	Unrealized gain on other securities, net of taxes	Total valuation, translation adjustments and other	Total net assets
Balance at March 31, 2007	174,250	111,503	111,503	8,718	8,718	(661)	293,810	142	142	293,953
Changes during the year ended March 31, 2008										
Issuance of preferred stock	76,750	76,750	76,750				153,500			153,500
Net income for the year ended March 31, 2008				1,167	1,167		1,167			1,167
Purchase of common stock in treasury						(139)	(139)			(139)
Sales of common stock in treasury				(9)	(9)	77	67			67
Changes other than stockholders' equity, net								(127)	(127)	(127)
Total changes	76,750	76,750	76,750	1,157	1,157	(62)	154,595	(127)	(127)	154,467
Balance, March 31, 2008	251,000	188,253	188,253	9,876	9,876	(723)	448,406	15	15	448,421

Notes to Non-Consolidated Financial Statements

1. Significant Accounting Policies

(1) Valuation of securities

Investments in subsidiaries and affiliates: Stated at cost determined by the moving average method

Securities

Marketable securities classified as other securities are carried at fair value with any unrealized gain or loss reported as a separate component of net assets, net of taxes.

Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

(2) Depreciation and amortization of tangible and intangible fixed assets

Tangible fixed assets: The straight-line method based on their estimated useful lives

Changes in accounting policy

Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or after April 1, 2007. The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial for the year ended March 31, 2008.

Additional information

Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or prior to March 31, 2007. Such tangible fixed assets are to be depreciated based on the difference between the equivalent of 5% of acquisition cost and memorandum value over a period of 5 years once they have been fully depreciated to the limits of their respective depreciable amounts effective April 1, 2007. The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial.

Intangible fixed assets: The straight-line method based on their estimated useful lives

(3) Deferred charges

Stock issuance expenses are capitalized and are being amortized over a period of 3 years.

(4) Hedge accounting

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

(5) Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

(6) Income taxes

The Japanese consolidated tax return system has been adopted.

2. Notes to Balance Sheet

(1) Fractional amounts of less than one million yen have been omitted.

(2) Accumulated depreciation of tangible fixed assets: ¥38 million

(3) Assets pledged as collateral, and obligations related to collateral

Assets pledged as collateral
Investments in subsidiaries and affiliates ¥5,546 million
Investments in securities ¥275 million

Total ¥5,821 million

Obligations related to collateral
Current portion of long-term loans ¥42,765 million
Long-term loans ¥200,193 million

Total ¥242,958 million

The above assets pledged as collateral include assets provided for real guarantees in regard to borrowings of ¥2,874 million by subsidiary Japan Airlines International Co., Ltd.

(4) Contingent liabilities for guarantees

Guarantees have been provided for the following companies' borrowings from financial institutions and lease obligations.

JAL Capital Co., Ltd. ¥421,501 million
Japan Airlines International Co., Ltd. ¥165,899 million

Total ¥587,400 million

(5) Receivables and payables relating to affiliated companies

Short-term receivables from subsidiaries: ¥172,894 million
Short-term payables to subsidiaries: ¥5,464 million
Long-term receivables from subsidiaries: ¥545,396 million

The amounts above include amounts to and from certain subsidiaries which are presented separately in the balance sheet.

3. Notes to Statement of Operations

(1) Fractional amounts of less than one million yen have been omitted.

(2) Transactions with affiliates
Operating revenues: ¥16,595 million
Operating expenses: ¥795 million
Non-operating transactions: ¥387 million

4. Relating to Statement of Changes in Net Assets

(1) Fractional amounts of less than one million yen have been omitted.

(2) Classes and numbers of shares of treasury stock at year-end
Common stock 2,593,442

5. Income Taxes

The significant components of deferred tax assets include valuation losses on investments in affiliates and non-recognition of accounts payable, and the significant components of deferred tax liabilities include valuation differences on available-for-sale securities.

6. Transactions with Related Parties

Attribute	Company name	Ratio of voting rights, direct or indirect	Relationship: Concurrent officers	Relationship: Business relationship	Transaction details	Transaction amount (¥ million)	Category	Balance at year-end (¥ million)
Subsidiary	Japan Airlines International Co.	100.0% held directly	Concurrent 21 persons	Management guidance, lending of funds	Lending of funds (Note 1)	81,247	Long-term loans to affiliates (including those due for repayment within 1 year)	624,689
					Collection of loans (Note 1)	64,027		
					Receipt of management guidance fees, interest, etc. (Notes 2, 3)	15,613	Accounts receivable–trade	2,330
					Guarantees of obligations (Note 4)	165,899	-	-
					Obtainment of guarantees of obligations (Note 5)	647,140	-	-
					Real guarantees (Note 6)	2,874	-	-
					Obtainment of real guarantees (Note 7)	363,736	-	-
Subsidiary	JAL Capital Co.	100.0% held directly	Concurrent 1 person	Commissioning of funds-related business, lending of funds	Lending of funds (Notes 1, 8)	6,582	Short-term loans to affiliates	86,871
					Collection of loans (Note 1, 8)	9,911		
					Dividend income (Notes 1, 8)	387		
					Guarantees of obligations (Note 4)	421,501	-	-

Transaction conditions and policy for determining them

Notes
1. Loan interest rates are determined rationally in light of market interest rates.
2. Management guidance fees are determined by mutual agreement between in light of the nature of the business.
3. Transaction amounts are net of consumption taxes, which are included in the balance at year-end.
4. Guarantees of obligations are made in regard to subsidiaries' borrowings from financial institutions and lease obligations.
5. Guarantees are obtained by the Company for its corporate bonds and for borrowings from financial institutions.
6. Real guarantees entail the provision of collateral for borrowings by subsidiaries from financial institutions.
7. The obtainment of real guarantees entails the provision of collateral by subsidiaries for borrowing by the Company from financial institutions.
8. Includes cash management system (CMS) transactions.

7. Per-Share Data

Net assets per share ¥108.04
Net income per share ¥0.43

Report of Independent Auditors

(Consolidated)

The Board of Directors
Japan Airlines Corporation

May 13, 2008

ERNST & YOUNG SHINNIHON

Takehiko Nagasaki
Designated and Engagement Partner
Certified Public Accountant

Yoichi Yamada
Designated and Engagement Partner
Certified Public Accountant

Hiroshi Saito
Designated and Engagement Partner
Certified Public Accountant

Hirohisa Fukuda
Designated and Engagement Partner
Certified Public Accountant

In accordance with Section 4 of Article 444 of the Corporation Law, we have audited the consolidated balance sheet, the consolidated statement of operations and the consolidated statement of changes in net assets of Japan Airlines Corporation applicable to the fiscal year from April 1, 2007, to March 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion independently on these consolidated financial statements.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's consolidated subsidiaries as considered necessary.

As a result of our audit, it is our opinion that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Japan Airlines Corporation and its consolidated subsidiaries at March 31, 2008 and the consolidated results of their operations in conformity with accounting principles generally accepted in Japan.

Additional Information
As stated in the section "Subsequent Events," an agreement was signed on May 2, 2008 between Japan Airlines International Co., Ltd. and Mitsubishi-Tokyo UFJ Bank under which the former would sell to the latter a portion of its equity holdings in JAL Card Inc.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Report of Independent Auditors

The Board of Directors
Japan Airlines Corporation

May 13, 2008

ERNST & YOUNG SHINNIHON

Takehiko Nagasaki
Designated and Engagement Partner
Certified Public Accountant

Yoichi Yamada
Designated and Engagement Partner
Certified Public Accountant

Hiroshi Saito
Designated and Engagement Partner
Certified Public Accountant

Hirohisa Fukuda
Designated and Engagement Partner
Certified Public Accountant

In accordance with Section 1 of Article 436-2 of the Corporation Law, we have audited the balance sheet, the statement of operations, the statement of changes in net assets and accounting matters stated in the supplementary schedules of Japan Airlines Corporation applicable to the sixth fiscal year from April 1, 2007, to March 31, 2008. The accounting matters which we have audited in the business report and the supplementary schedules were derived from the accounting books and records of the Company. These financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's subsidiaries as considered necessary.

As a result of our audit, it is our opinion that the nonconsolidated financial statements and the supplementary schedules present fairly, in all material respects, the nonconsolidated financial position of Japan Airlines Corporation at March 31, 2008 and the nonconsolidated results of operations in conformity with the accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors (translation)

Report of the Board of Corporate Auditors

May 16, 2008

We, the Board of Corporate Auditors of Japan Airlines Corporation, have received from each Corporate Auditor a report on auditing methods used and the results of its audits on the execution of duties by the directors during the sixth fiscal year from April 1, 2007, to March 31, 2008, and have compiled this audit report after consultations, and do hereby report as follows;

1. Outline of the auditing method used by Corporate Auditor

In accordance with the auditing policies and other guidelines set down by the Board of Corporate Auditors, the Board of Corporate Auditors received reports from directors and accounting auditors.

Each corporate auditor attended meetings of the Board of Directors and other important meetings, received business reports from directors and other officers to review important approval and other documents, and investigated the operational and financial position of the Company. In addition, we verified resolutions of the Board of Directors regarding systems and operations of internal control of companies stipulated in Article 100 Paragraphs 1 and 3 of the Enforcement Regulations of the Corporation Law to ensure that directors of the Company properly execute their duties pursuant to the law and the Company's Articles of Incorporation. With respect to subsidiaries, we requested business reports as necessary and also investigated their operational and financial position and exchanged information and opinions with the corporate auditors of the subsidiaries. We also received reports and explanations from the independent auditors and examined the financial statements and the supplementary schedules.

With respect to audits by accounting auditors, we received detailed explanations on the execution of audits from accounting auditors. We also received a report on their auditing systems confirming that their audits were carried out in line with regulations in the quality control standards for auditing (issued by the Business Accounting Council). By implementing these procedures, we carried out audits on the nonconsolidated financial statements and supplementary schedules, as well as the consolidated financial statements, of the Company.

2. Results of audits

(1) Business report
- a) The business report and its supplementary schedules have been recognized to comply with the law and the Articles of Incorporation, and to correctly reflect the position of the Company;
- b) No unjust act or serious violation of the laws or the Articles of Incorporation has been detected as to directors performing their duties;
- c) The resolutions made by the Board of Directors have been recognized to be appropriate. There is nothing to be reported regarding the execution of directors' duties with respect to internal control of the Company.

(2) Nonconsolidated financial statements and their supplemental schedules
The method used and results obtained by the accounting auditors, ERNST & YOUNG SHINNIHON, have been recognized to be proper and fair.

(3) Consolidated financial statements
The method used and results obtained by the accounting auditors, ERNST & YOUNG SHINNIHON, have been recognized to be proper and fair.

As described in the Business Report, Japan Airlines International Co., Ltd. (JALI), a wholly owned subsidiary of the Company was involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators, and agreed to pay a fine of US$110 million after investigation by the U.S. Department of Justice. Similar investigations have been carried out by antitrust authorities in the EU and other nations.
At the Board of Corporate Auditors, we will continue to closely monitor future developments to ensure that the behavior of the Company is appropriate.

Teruhisa Ishizawa, Corporate Auditor (standing)
Hideo Hiramoto, Corporate Auditor (standing)
Hirokazu Horinouchi, Corporate Auditor (standing)
Masatake Matsuda, Corporate Auditor
Hiroshi Suzuki, Corporate Auditor
Hideyuki Sakai, Corporate Auditor

The Board of Corporate Auditors
Japan Airlines Corporation

(Note) Hirokazu Horinouchi, Masatake Matsuda, Hiroshi Suzuki and Hideyuki Sakai are outside statutory auditors as stipulated in Article 2, Paragraph 16 and Article 335, Paragraph 3 of the Corporation Law.

Proposed Resolutions and Reference Matter
Proposed Resolution: Election of 15 Directors

Among the fifteen (15) directors elected at the previous annual general meeting of shareholders, two (2) left office by March 31, 2008, leaving thirteen (13) directors in office. However, the terms of office of these directors terminate as of the conclusion of this general meeting. Accordingly, your approval is sought for the appointment of fifteen (15) directors.
The candidates are as follows.

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held
1	Haruka NISHIMATSU (Born on January 5, 1948)	April 1972 Joined JAL April 2003 Executive Officer, Responsible for Investor Relations (Assistant), Finance (Assistant) and Vice President, Finance Dept., JAL April 2005 Senior Vice President, JALI Senior Vice President, JALJ June 2005 Senior Vice President, JAL Responsible for Finance, Purchasing April 2006 Senior Managing Director, JAL Responsible for Finance Senior Managing Director, JALI Senior Managing Director, JALJ June 2006 Group CEO & President, JAL (currently serving) President, JALI (currently serving) President, JALJ	Common stock 17,000
2	Katsuhiko NAWANO (Born on November 16, 1946)	July 1969 Joined Ministry of Transport August 2002 Vice-Minister for Ministry of Land, Infrastructure & Transport July 2003 Resigned from Ministry of Land, Infrastructure and Transport Oct. 2005 Managing Director, JALI Managing Director, JALJ April 2006 Senior Executive Officer, JAL Responsible for Airport Projects June 2006 Managing Director, JAL Responsible for Airport Projects April 2007 Executive Vice President, JAL Responsible for Airport Projects Executive Vice President, JALI (currently serving) April 2008 Executive Vice President, JAL Responsible for Airport Projects, Internal Control Promotion (currently serving)	Common stock 7,000

Candi-date no.	Name (Date of birth)	Background and representative status at other companies			Number of shares of the Company held
3	Tetsuya TAKENAKA (Born on February 12, 1947)	July	1970	Joined JAL	Common stock 16,310
		April	1999	Vice President & Regional Manager, Frankfurt	
		June	2003	Senior Vice President, Japan Asia Airways (JAA)	
		June	2005	Managing Director, JAA	
		April	2006	Executive Officer, General Manager, Corporate Planning, JAL Senior Vice President, JALI Senior Vice President, JALJ	
		June	2006	Senior Vice President, General Manager, Corporate Planning, JAL Responsible for Finance	
		April	2007	Managing Director, General Manager, Corporate Planning, JAL Responsible for Finance Managing Director, JALI	
		April	2008	Executive Vice President, General Manager, Corporate Planning, JAL (currently serving) Executive Vice President, JALI (currently serving)	
4	Kiyoshi KISHIDA (Born on May18, 1948)	April	1971	Joined JAL	Common stock 8,570
		July	2001	Vice President, Flight Planning Dept., JAL	
		April	2004	Vice President & Deputy General Manager, Flight Operations Division Vice President, Flight Planning Dept., JAL	
		April	2005	Managing Director, JAL	
		April	2006	Senior Executive Officer, General Manager, Corporate Safety Division, JAL Senior Managing Director, JALI (currently serving) Senior Managing Director, JALJ	
		June	2006	Senior Managing Director, JAL Responsible for Corporate Safety	
		April	2008	Senior Managing Director, JAL Responsible for Corporate Safety, Environmental Affairs (currently serving)	
5	Toshio ANNAKA (Born on January 2, 1951)	April	1973	Joined JAL	Common stock 5,155
		June	1998	Seconded to JALPAK Co., Ltd.	
		April	2004	Managing Director, JAL Sales Co., Ltd.	
		March	2006	Executive Officer, JALI Executive Officer, JALJ	
		April	2006	Executive Officer, JAL Responsible for Human Resources Management Senior Vice President, JALI Senior Vice President, JALJ	
		June	2006	Senior Vice President, JAL Responsible for Human Resources Management	
		April	2008	Managing Director, JAL Responsible for Human Resources Management (currently serving) Managing Director, JALI (currently serving)	

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held
6	Shunichi SAITO (Born on September 1, 1948)	April 1974 Joined JAL April 2003 Executive Officer, JAL April 2004 Executive Officer, JALJ April 2005 Executive Officer, General Manager, IT Strategy and Planning, JAL April 2007 Executive Officer, JAL Responsible for Passenger Sales & Marketing June 2007 Senior Vice President, JAL Responsible for Passenger Sales & Marketing Senior Vice President, JALI April 2008 Managing Director, JAL Responsible for Passenger Sales & Marketing (currently serving) Managing Director, JALI (currently serving)	Common stock 10,000
7	Masaaki HAGA (Born on September 24, 1948)	May 1972 Joined JAL April 2003 Vice President, Component Services Business Division, JAL April 2004 Executive Officer, JALI Executive Officer, JALJ April 2006 Executive Officer, Deputy General Manager, Corporate Safety, JAL April 2007 Executive Officer, JAL Responsible for Engineering & Maintenance Division June 2007 Senior Vice President, JAL Responsible for Engineering & Maintenance Division Senior Vice President, JALI April 2008 Managing Director, JAL Responsible for Engineering & Maintenance Division (currently serving) Managing Director, JALI (currently serving)	Common stock 19,223
8	Kimio HIROIKE (Born on May 31, 1949)	April 1974 Joined JAL May 1999 Vice President, Associated Business, JAL April 2004 Executive Officer, General Manager, Associated Business, JAL Executive Officer, JALI April 2005 Executive Officer, JALJ Oct. 2005 Executive Officer, General Manager, Associated Business and Deputy General Manager, Personnel Planning, JAL April 2006 Executive Officer, JAL Responsible for Purchasing Senior Vice President, JALI (currently serving) Senior Vice President, JALJ June 2006 Senior Vice President, JAL Responsible for Airport Operations Division (currently serving)	Common stock 7,000

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held
9	Masato UEHARA (Born on January 6, 1951)	April 1974 Joined JAL July 2000 Deputy Vice President, Flight Crew General Affairs, JAL June 2002 Seconded to JAL Sales Network Co., Ltd. Vice President, Mileage Center, International Passenger, JAL Vice President, Mileage Center, Domestic, Passenger, JAL April 2003 Vice President, Strategic Planning & Marketing, International Passenger, JAL Seconded to Japan Air System April 2004 Executive Officer, JALI April 2006 Senior Vice President, JALI (currently serving) Senior Vice President, JALJ June 2006 Senior Vice President, JAL Responsible for Passenger Sales & Marketing and Customer Satisfaction Improvement April 2007 Senior Vice President, JAL Responsible for Customer Satisfaction Improvement Division (currently serving)	Common stock 9,541
10	Teruo HARAFUJI (Born on May 21, 1947)	April 1971 Joined JAL April 2001 Deputy Vice President, Flight Crew, Boeing 747 Dept., JAL Dec. 2001 Vice President, Flight Crew, JAA Dec. 2002 Vice President, Flight Crew, Boeing 747 Dept., JAL July 2005 Vice President, General Manager, Flight Crew Dept., JALI April 2006 Senior Vice President, JALI (currently serving) June 2006 Senior Vice President, JAL Responsible for Flight Operations (Assistant to the General Manager) April 2006 Senior Vice President, JAL Responsible for Flight Operations (currently serving)	Common stock 5,000
11	Shigemi KURUSU (Born on July 29, 1955)	April 1978 Joined JAL Dec. 2001 Deputy Vice President, Corporate Planning Office, JAL Oct. 2002 Vice President, Corporate Planning Office, JAL Oct. 2003 Vice President, Industrial Relations, JAL April 2007 Executive Officer, JAL Responsible for Cabin Crew Dept. Executive Officer, JALI June 2007 Senior Vice President, JAL Responsible for Cabin Crew Dept. (currently serving) Senior Vice President, JALI (currently serving)	Common stock 11,000

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held
12	Kunio HIRATA (Born on August 16, 1951)	April 1975 Joined JAL April 2000 Vice President, General Affairs Department, JAL April 2001 Seconded to JAL Sales Network Co., Ltd. June 2002 Vice President, Product Marketing & Development, Domestic Passenger, JAL April 2003 Seconded to Japan Air System Vice President, Product Marketing & Development, Domestic Passenger, JAL. April 2005 Seconded to JALJ Vice President, Strategic Planning & Marketing, Domestic Passenger, JALI April 2006 Executive Officer, Deputy General Manager, Corporate Planning, JAL Executive Officer, JALI (currently serving) Executive Officer, JALJ April 2008 Executive Officer, JAL Responsible for Cargo & Mail (currently serving)	Common stock 12,465
13	Yoshimasa KANAYAMA (Born on January 17, 1952)	April 1974 Joined JAL June 1999 Vice President, Associated Business, JAL July 2000 Vice President, Procurement Administration Department, JAL June 2002 Vice President, Procurement Department, JAL Oct. 2002 Vice President, Procurement Department, JAL April 2004 Head of Revenue Management Center, JALI Seconded to JALJ April 2005 Head of Paris Office, JALI, and head of Marketing Unit at Paris Office Oct. 2006 Executive Officer, Responsible for Finance, Accounting and Vice President, Finance Dept., JAL Executive Officer, JALI (currently serving) April 2008 Executive Officer, Responsible for Finance, Accounting and Purchasing, JAL (currently serving)	Common stock 17,100
14	Kiyofumi KAMIJO (Born on September 12, 1935)	June 1987 Senior Vice President, Tokyu Corp. June 1993 Managing Director, Tokyu April 1995 Senior Managing Director, Tokyu June 1999 Vice President, Tokyu June 2001 President, Tokyu June 2005 Chairman, Tokyu (currently serving) June 2007 Senior Vice President, JAL (currently serving) Senior Vice President, JALI (currently serving) [Representative status at other companies] Chairman and Representative Director, Tokyu Bunkamura, Inc. Representative Director and President, Three Hundred Club Co., Ltd.	0

Candi-date no.	Name (Date of birth)	Background and representative status at other companies			Number of shares of the Company held
15	Kunio ISHIHARA (Born on October 17, 1943)	June	1995	Director, General Manager, Hokkaido District, Tokio Marine and Fire Insurance (TMFI)	0
		June	1998	Managing Director, General Manager, Hokkaido District, TMFI	
		June	2000	Senior Managing Director, TMFI	
		June	2001	President, TMFI	
		April	2002	President, Millea Holdings, Inc.	
		Oct.	2004	President, Tokio Marine & Nichido Fire Insurance Co., Ltd. (Tokio Marine & Nichido)	
		June	2007	Chairman, Tokio Marine & Nichido Fire Insurance Co., Ltd (currently serving) Chairman, Millea Holdings, Inc. (currently serving)	

Notes

1. There are no special interests between these candidates for director and the Company.
2. Kiyofumi Kamijo and Kunio Ishihara are candidates for appointment as outside directors.
3. Reasons for candidacy for appointment as outside directors, and periods of office
   a. Mr. Kiyofumi Kamijo is a man of profound scholarship backed by long experience principally in the transportation industry, has a wealth of experience and a strong record of achievement in corporate management, and is also a person of great insight. We believe that he can make a major contribution to the management of the Company as an outside director, and thus are proposing him as a candidate. Mr. Kiyofumi Kamijo assumed the post of outside director in June 2007, and will have served a full year at the time of the closing of the current annual general meeting of shareholders.
   b. Mr. Kunio Ishihara has extensive experience and an extensive record of achievement in corporate management and all aspects of the business world, and possesses great insight. We believe that he can make a major contribution to the management of the Company as an outside director, and thus are proposing him as a candidate.
4. In cases in which candidates for outside directorships have held office as director, executive officer, or auditor in other kabushikigaisha during the previous five years, and during their terms of office at those other companies there were acts that violated laws or articles of incorporation, or other incidences of improper execution of business, the facts of these cases and the manner in which relevant candidates acted to prevent them and dealt with them after their occurrence were as follows.
   a. While Mr. Kiyofumi Kamijo was concurrently serving as an outside director at Gold-Pak Co., Ltd. in October 2007, the company received a directive from the Ministry of Agriculture, Forestry and Fisheries ordering improvements in the labeling of certain of the company's own-brand products regarding the raw materials used in them, in accordance with the Law Concerning Standards and Proper Labeling of Agricultural and Forestry Products (the "JAS Law"). Until he was informed of this directive by company staff, Mr. Kamijo was unaware that the company's procedure was in violation of the law. Mr. Kamijo had long been urging the executive directors of Gold-Pak to put management priority on legal compliance, and on learning of the case in point, he participated in inquiries aimed at discovering its causes, devising means whereby a recurrence could be prevented, and ensuring that the appropriate penalties were applied to any staff found responsible for the violation. Mr. Kamijo offered his opinions to the directors of Gold-Pak regarding changes in management style that he deemed necessary in order to regain public trust. In this way, he fulfilled the responsibilities of his position.
   b. Tokio Marine & Nichido Fire Insurance Co., Ltd., where Mr. Kunio Ishihara serves as chairman of the Board of Directors, in November 2005 received a directive from the Financial Services Agency ordering improvements to be made in operating procedures in response to the discovery of the failure to pay certain amounts due under insurance plans. Additionally, in March 2007 the Financial Services Agency issued to the company an order for the cessation of certain business operations, and a directive to improve business procedures, in response to the discovery of irregularities in the payment of insurance money on insurance policies in the third-sector insurance field. The company is currently engaged in work to prevent the recurrence of such irregularities, and every effort is being made to operate the company in full compliance with the law.
   c. In addition, in February and June of 2007, the Bank of Mitsubishi-Tokyo UFJ, where Mr. Kunio Ishihara concurrently serves as an outside director, received from the Financial Services Agency a

directive ordering improvements to the bank's systems for management and supervision, legal compliance, and internal control relating to overseas operations and the sale of investment trusts and similar products, and for improvements, in respect of compliance, in the supervision of transactions at corporate banking marketing units inherited from the former UFJ Bank. In addition, the Bank of Mitsubishi-Tokyo UFJ received a directive from the U.S. banking regulatory authorities in December 2006 for improvements to procedures relating to the prevention of money laundering in the United States. Prior to the receipt of this directive, Mr. Ishihara had been unaware of the details of the procedures involved, but he had, on many occasions, stressed the importance of legal compliance at meetings of the Board of Directors and other management forums. Since the problem was identified, Mr. Ishihara has been overseeing the drawing up of a plan by the Board for improvement of the bank's procedures.

5. Liability limitation agreements
   a. Pursuant to the provisions of Article 427, Paragraph 1, of the Corporation Act, the Company has concluded an agreement with Mr. Kiyofumi Kamijo that limits his liability for damages under Article 423, Paragraph 1, of the said act to the minimum amount prescribed in Article 425, Paragraph 1, of the act.
   b. If the election of Mr. Kunio Ishihara is approved in accordance with this proposal, the Company intends to conclude the same sort of agreement with him as that described above.

Procedure for Exercising Voting Rights via the Internet

Please read the following items before exercising your voting rights via the Internet.
Note: If you will be attending the General Meeting of Shareholders, it is not necessary to exercise your voting rights by mail (form for exercising voting rights) or the Internet.

Details

1. Site for Exercising Voting Rights

(1) You can exercise your voting rights via the Internet by accessing the Company's designated site (http://www.evote.jp/) via a personal computer or mobile phone (iMode, EZweb, or Yahoo! Keitai).*
* ("iMode" is a trademark of NTT DoCoMo, Inc., "EZweb" is a trademark of KDDI Corporation, and "Yahoo!" is a trademark of Yahoo! Inc. of the U.S.)
(2) Depending on their Internet user environments, shareholders using personal computers may not be able to exercise their voting rights via the site for exercising voting rights if they have a firewall on their Internet connection, have anti-virus software set up, or are using a proxy server.
(3) In order to exercise voting rights on a mobile phone, it is necessary to have the capability to use the iMode, EZweb, or Yahoo! Keitai service. Even if they have access to one of the above services, some shareholders may not be able to use the service if their mobile phone models are incapable of sending information, or because of encrypted communication (SSL communication) to ensure security.
(4) Votes will be accepted via the Internet through 5:55 p.m. of the day before the General Meeting of Shareholders (Tuesday, June 24, 2008). Please vote before this time, and send any inquiries or questions to the Help Desk below.

2. How to exercise voting rights via the Internet

(1) To exercise voting rights using a personal computer, access http://www.evote.jp/, the site for exercising voting rights, and use the log-in ID and the temporary password given on the enclosed form for exercising voting rights. Then please follow the instructions on the screen to vote for or against the proposed resolutions.
(2) To prevent people who are not shareholders (impostors) from illegally accessing the site and tampering with votes, we ask shareholders who use the site to change their temporary passwords on the site for exercising voting rights.
(3) We will send you a new log-in ID and temporary password every time a notice of a general meeting of shareholders is issued.
(4) Costs arising from accessing the site for exercising voting rights (dial-up connection fees, phone fees, etc.) will be borne by the shareholder.

Use of a Website for Online Exercise of Voting Rights

In the case of nominee shareholders (trust banks and similar institutions), including their standing proxies, application must be made beforehand for use of the website for the online exercise of voting rights provided by an entity jointly set up by the Tokyo Stock Exchange and related institutions. In the event that an application has been made and accepted, this website may be used for the exercise of voting rights in place of the method of exercise of voting rights via the Internet as described above.

For further information on this matter, please contact:
Mitsubishi UFJ Trust and Banking Corporation,
Securities Agent Department (Help Desk)
- Tel: 0120-173-027 (Business hours: 9:00 am-9:00 pm, toll free in Japan)

Japan Airlines Corporation and Consolidated Subsidiaries Consolidated Financial Information

For the year ended March 31, 2008

Contents

1. Business Performance and Financial Condition

(1) Analysis of business performance

Overview of the period

The outlook for the world economy is currently the focus of mounting uncertainty, and concerns of a slowdown have arisen as a result of developments such as the unrest in financial markets sparked by the subprime mortgage loan problem and soaring crude-oil prices. In spite of this, the global economy, particularly in East Asia and Europe, performed steadily overall during the year.

The Japanese economy, meanwhile, sustained a modest recovery overall, in spite of signs of weakness in some indicators such as housing starts. These were offset by factors such as robust exports buoyed by economic expansion overseas, and growth in capital investment.

Amid these circumstances the JAL Group has been implementing its FY2007-2010 Medium-Term Revival Plan (hereinafter referred to as the "Medium-Term Revival Plan") formulated in February 2007, which is aimed at rebuilding the foundation of Group business and maintaining a stable level of profit in anticipation of the large-scale expansion of Narita International Airport and Tokyo International Airport (Haneda), scheduled for 2010. In line with the plan it is reducing costs across the board, including personnel expenses, and making painstaking efforts to enhance profitability, while always giving utmost priority to ensuring aviation safety. These efforts have been bearing fruit steadily.

With regard to cost, fuel prices (Singapore Kerosene) have remained at all-time highs and even exceeded US$130/barrel temporarily. Nevertheless, steady progress has been made with the implementation of the Medium-Term Revival Plan, including the restructuring of routes and the renewal of the fleet through the introduction of fuel-efficient small and medium-sized aircraft.

In addition, the rise in fuel costs has been curbed substantially by means of exhaustive

internal efforts, including reducing the volume of fuel consumption by such means as increasing the frequency of engine cleaning, and by effective fuel-hedging programs. Steps were also taken to reduce personnel costs by continuing a 10% cut in basic wages and by implementing measures that included imposing substantial curbs on employee bonuses, applying a special early-retirement scheme for groundside managerial staff and cabin crew, and reforming retirement benefit schemes.

In April we formally joined the **oneworld** global alliance of the world's leading quality airlines, and as one of our measures to increase revenues we are deploying a 'premium strategy' under the umbrella of the theme "Business & Happiness", mainly targeting business and top-tier passengers. We also established "Corporate Sales Center" that combines domestic and international sales, enhancing convenience for business passengers and strengthening the sales support structure. In parallel with this, we took vigorous steps to cater to tourism demand, including by identifying customer needs accurately and by inaugurating charter flights in and out of Haneda Airport.

We have also been rebuilding non-air transport related business and selling assets, concentrating management resources on the air transportation business with the aim of enhancing the profitability of the Group as a whole.

In addition, to improve our financial position and enhance corporate value, we increased our capital by ¥153.5 billion through the issuance of preferred stock by means of a third party allocation.

To ensure the maintenance of safe aviation we have been conducting study and analysis through the Line Operations Safety Audit (LOSA), a program to monitor daily flight operations, and our flight data analysis program. If any incidents occur that are believed to have resulted from human error, we are making every effort to identify the causes.

We are continuing to use the Safety Promotion Center, which was established in April 2006 as a place to learn from past experience the importance of safety. More than 40,000 people,

both staff and the general public, have already visited the center, indicating its ever-increasing importance.

On a consolidated basis, the Group's operating revenues declined by 3.1% from the previous year, to ¥2,230.4 billion. This was because the robust performance of the air transportation business was offset by such factors such as last year's partial sale of shares in our former consolidated subsidiary JALUX Inc., which became an affiliate accounted for by the equity method. Operating expenses declined by 6.1% to ¥2,140.4 billion, as soaring aviation-fuel prices were countered by the fact that JALUX became an equity-method affiliate and by vigorous measures to cut costs. Operating income totaled ¥90 billion, and ordinary income came to ¥69.8 billion. Net income totaled ¥16.9 billion as a result of the posting of extraordinary losses in the form of lump-sum retirement payments under the early retirement scheme, reserves set aside for antitrust law investigations conducted by the U.S. and European Union authorities, and impairment losses.

Earnings by segment

1. Air Transportation Business

International passenger operations

In route operations, active steps were taken to revise the numbers of routes and flights with the aim of concentrating resources on high profit and fast-growing routes. Specifically, we increased flights on the New York and Paris routes (summer season), on which there is strong business demand, and also on the Narita-Delhi route, which is showing remarkable growth. We inaugurated a Haneda-Shanghai (Hongqiao) route, and also increased flights on other China routes as well as Vietnam and Russia (summer season) routes. In addition, the Narita arrival and departure timetables were revised to strengthen connection services between East Asia and Europe/North America, thereby enhancing customer convenience. In December we switched the airport we use in Moscow to Domodedovo International Airport, which has

modern facilities and an excellent domestic and international hub in Russia.

With regard to the fleet, to counter record-high aviation fuel prices we progressed with downsizing to small and medium-sized aircraft. Of particular note was the boosting of operating efficiency by the introduction in May 2007 of Boeing 737-800s on international routes out of Osaka and Fukuoka. We also bolstered our cost-competitiveness still further by increasing the number of routes operated by JALways, a lower overheads Group airline subsidiary, to the Narita-Ho Chi Minh City route.

In April we formally joined the **oneworld** global alliance, and through cooperation with other member airlines have been offering an enhanced network and high-quality services.

With regard to service strategy, as part of our Premium strategies we refurbished and reopened our First Class Lounge and Sakura Lounge at Narita Airport in July, and remodeled the First Class and Executive Class check-in counters in December. Customer convenience was further improved by the inauguration of Support Counters, check-in counters dedicated to servicing the needs of priority guests, based on the principle of Universal Design.

On board our flights the JAL Premium Economy service, which provides extra space and comfort compared to our existing economy class, was first introduced on the Tokyo-London route in December 2007 and since then has been extended onto the Frankfurt and Paris routes. This new comfortable private space fitted with the innovatively-design JAL Sky Shell Seat, has received a warm reception from customers.

In the sphere of marketing, we have been vigorously catering to the needs of our corporate clients based in Japan by further enhancing the "JAL Corporate Flight Merit" program, which provides privileges to companies for their overseas business trips. The number of companies enrolled in the program has now doubled to around 1,200.

As a means of stimulating tourist demand, we conducted an autumn Europe promotional campaign, and also expanded the number of routes on which discounted JAL Goku fares can

be purchased. Also, in addition to the destinations we normally operate charter flights, such as Hawaii and Palau, we inaugurated charter flights to new destinations such as China, Cambodia, and Croatia, operating a larger number of flights than in the previous year.

Passenger capacity on international routes during the year declined by 4.4% as measured by available seat-kilometers, owing to route restructuring and aircraft downsizing. With regard to demand, it was down year-on-year on routes to Europe, as tourist demand faltered under the strength of the Euro, and also on routes to the mainland U.S., Hawaii, and Oceania, in which supply capacity was reduced. However, it showed year-on-year growth on routes such as those to Southeast Asia, Korea, and China. As a result, overall demand fell by only 3.5% in terms of revenue passenger kilometers, and the passenger load factor rose by 0.7 of a point, to 71.8%.

Revenues from international passenger operations increased by 4.1% year-on-year, to ¥754.3 billion, which is attributable to the brisk growth in business demand and the shift of resources to high profit routes, and to the revision of fares and fuel surcharges, which boosted passenger yield by 7.8%.

Domestic passenger operations

In domestic passenger operations, we carried out our biggest review of our domestic network since 2002, which included the suspension of 9 under-performing routes. Other steps were taken to enhance profitability in the face of soaring fuel costs included expanding the role of our lower-overheads Group airlines, JAL Express and J-AIR.

Measures such as the introduction of the Boeing 737-800 and decommissioning of MD87s formed part of our renewal of the fleet by shifting to primarily small and medium-size, more fuel-efficient aircraft. These efforts were designed both to enhance passenger comfort and improve profitability.

With regard to product strategy, in December we introduced a first class service on domestic

routes for the first time ever. JAL First Class, designed on the concept of "Respecting the passenger's private space and time, with the highest level of service," was inaugurated on the Haneda-Itami (Osaka) route in December 2007. It offers both spacious, comfortable seating and delicious in-flight meals in which only the finest ingredients are used, prepared by high-end restaurants. The service will be extended to the Haneda-Fukuoka in April 2008 and to Haneda-Sapporo routes in June 2008.

In addition, to ensure that customers find service on domestic routes simple, agreeable, and convenient to use, as part of our "time wastage avoidance strategy" we enhanced our JAL Touch & Go service making it possible for passengers to quickly and smoothly board their flight by using two-dimensional barcode technology. This service has been expanded to make it also available to customers other than JAL Mileage Bank (JMB) members.

A number of marketing measures were implemented to counteract the persistent steep rise in fuel costs, including fare increases and increases in the availability periods of "Tokubin (specific flights) discount" fares on some flights. Also, as part of a campaign to increase the number of JAL Mileage Bank members to 20 million, during the summer vacation period we established a new fare system with a provision of additional mileage points in order to stimulate demand.

In addition, as a common mileage partnership strategy with that used for international routes, to increase customer numbers we began issuing partnership cards under a business tie-up with ÆON Co., Ltd.

Capacity on domestic routes fell by 3.4% year-on-year during the year in terms of available seat-kilometers, reflecting route restructuring and aircraft downsizing. Demand, meanwhile, was down by 4.3% in terms of revenue passenger kilometers, impacted by the reduction in supply capacity. In consequence, the passenger load factor fell by 0.6 of a point, to 63.4%. Passenger yield increased by 4.8% year-on-year, owing to an improvement in passenger composition and fare increases, and revenues were up by 0.3%, to ¥677.4 billion.

Cargo and mail

On international routes there was a year-on-year decline in cargo exports to North America, to which the provision of cargo flights had been reduced, but to China we were successful in obtaining business for exports of semiconductor-manufacturing equipment and other merchandise requiring special handling. To Europe, factors such as the effective use of cargo capacity on passenger flights and improvements in load factors enabled us to achieve a robust performance all year, for example for exports of manufacturing parts to Eastern Europe.

On the import side, cargo originating in China was up year-on-year, but the reverse was true of cargo from the Americas, Europe, and Southeast Asia, the reasons for which included a reduction of supply capacity and the strength of the Euro. Given this slowing of demand for the shipments of cargoes to Japan, we took steps to enhance profitability. These included improving our transportation service by such means as introducing cargo flights with early-morning arrival times, so as to ensure a stable volume of cargo, and through a sales policy of actively meeting demand for cargo shipments to and from other parts of Asia, thereby moving a step forward from our traditional focus on cargoes to and from Japan.

In the sphere of the fleet and route management we used newly introduced Boeing 767 freighters to start on Tianjin and Qingdao routes in July and from the second half of the financial year, we have been giving priority to inaugurating flights to promising growth markets such as Jakarta and Ho Chi Minh City.

The total capacity for international air cargo transportation declined by 4.8% year-on-year in terms of available cargo ton-kilometers, in part because record-high aviation fuel prices prompted us to decommission five conventional Boeing 747 freighters.

On the demand side the total volume of air cargo transportation declined by 3.1% year-on-year in terms of revenue cargo ton-kilometers, in part because of the reduction of capacity. International cargo revenue fell by 1.2% from the previous year, to ¥188.2 billion as a rise in average yield was limited to only 1.9%. This was because factors such as phased revisions of

the fuel surcharge were counterbalanced by factors such as the stiffening of competition and the yen's sharp appreciation from the end of 2007.

In international mail services, the volume of business originating in Japan, and also primarily in the U.S., remained robust throughout the year.

In domestic cargo operations, demand was below its level in the previous year. The major factors behind this were that capacity was reduced by the reduction of passenger flights and by aircraft downsizing, particularly on trunk routes, and in spite of vigorous use of daytime flights there was a fall in demand for perishable cargo.

The total volume of domestic air cargo transportation during the year fell by 1.1% year-on-year in terms of revenue cargo ton-kilometers, and cargo revenue fell by 3.7%, to ¥27.8 billion.

As in the case of domestic cargo, domestic mail was subject to a decline in capacity as a result of the reduction in the number of passenger flights, and demand for home delivery also fell from the second half, causing business to register a year-on-year decline.

Fuel prices (Singapore Kerosene) during the year remained at high levels, increasing to unprecedented levels. Given these circumstances, JAL conducted flexible hedging and took other active steps to reduce costs, including route restructuring and fleet renewal oriented towards fuel-efficient aircraft. It also implemented a variety of measures to increase revenues, doing everything possible to absorb the negative impact of increases in the price of fuel.

As a result of the developments outlined above, total operating revenues in the segment increased by ¥25.1 billion to ¥1,826.7 billion, and operating income rose by ¥76 billion to ¥78.6 billion (both after intra-segment eliminations and before intersegment eliminations).

JAL Group Fleet

Changes in the total number of aircraft operated by our consolidated subsidiaries during the year and the total number of owned and leased aircraft at the end of the year are shown below.

	Purchase	Lease	Sale/ Disposal	Lease termination	Other (Repair)	At March 31, 2008	
						Owned	Leased
Boeing 747-400					-2	36	1
Boeing 747-400F					+2	5	2
Boeing 747LR			-4	-1		9	0
Boeing 747F			-5			3	1
Boeing 777	+3			-1		15	25
Airbus A300-600R						18	4
Boeing 767		+3				19	24
Boeing 767F		+3				0	3
Douglas MD-90						16	0
Douglas MD-81						12	6
Douglas MD-87			-6			2	0
Boeing 737-400						9	14
Boeing 737-800	+2	+6				2	8
Bombardier CRJ200						0	9
Bombardier DHC-8-400		+2				3	8
SAAB 340B						10	4
Bombardier DHC-8-100						4	0
Bombardier DHC-8-300						1	0
B-N Group BN-2B			-1			2	0
Total	+5	+14	-16	-2		166	109

2. Airline-Related Business

TFK Corporation, an in-flight catering company, was impacted by the recent steep rises in prices of foodstuffs, but nevertheless achieved growth in both revenue and profit, owing in particular to obtaining new contracts with an overseas airline company and also for new JAL lounges. The sales of PACIFIC FUEL TRADING CORPORATION (hereinafter referred to as "PFTC"), a JAL affiliate engaging in the procurement and sales of aviation fuel overseas, fell as a result of a decline in sales volume and of the adverse impact of the strong yen on the translation of its revenues. Nevertheless, factors such as the sharp rises in fuel prices enabled it to register profit growth.

The revenues of the airline-related business segment declined by ¥19.9 billion year-on-year, to ¥348.8 billion, and operating income was down by ¥4.1 billion, at ¥4.2 billion.

Note: The principal reason for the decline in revenues and profit was the change of AGP Corporation from being a consolidated subsidiary to the status of an affiliate accounted for by the equity method.

3. Travel Services Business

At JALPAK, tour business to Asian countries and Europe was strong, but destinations such as Micronesia and China saw a year-on-year decline in passenger traffic, resulting in an overall drop in the number of customers. In spite of this, an improved yield per customer enabled revenue growth to be achieved, and since operating expenses were thoroughly overhauled, operating income also improved. The number of passengers carried by JAL Tours fell below the year-earlier level, as although the sale of packages for Okinawa, central Japan, and the Kanto region for passengers traveling from Tokyo was brisk, passenger numbers on tours to areas such as Hokkaido and Kyushu were down year-on-year. An increase in unit tour prices enabled the company to boost revenues, but profit declined as a result of substantially increased procurement costs.

Revenues in this travel services business segment were down by ¥6 billion year-on-year, at ¥373.7 billion, and operating income came to ¥900 million (compared with a ¥800 million loss for the previous period).

4. Credit Card and Leasing Services Business

The Group's credit card company, JALCard, succeeded in increasing the number of cardholders, which reached approximately 2.02 million (up 15% year-on-year). Transaction volume also rose substantially. This resulted from a tie-up with Odakyu Electric Railway, the introduction of a family program, and vigorous measures to recruit new cardholders. In non-card divisions, however, a review of contracts had a negative impact on revenues, leading to an overall decline in revenues.

As a result, revenues in this segment totaled ¥65.8 million, showing little change from the previous year, and operating income fell by ¥2 billion to ¥3.8 billion.

5. Other Businesses

Hotel operator JAL Hotels embarked upon a number of new management commissions it had won, including for Hotel Nikko Northland Obihiro, Hotel JAL Fujairah Resort & Spa, and Hotel Nikko Tianjin. However, factors such as the termination of business by Hotel Nikko Winds Narita and the expiry of the contract for the Sun Marina Hotel caused revenues to decline overall, and profit also declined.

Revenues in this segment declined by ¥114.5 billion year-on-year, to ¥101.4 billion, and operating income was down by ¥4.6 billion, at ¥2.6 billion.

Note: The principal reason for the decline in revenues and profit was the change of JALUX Inc. from a consolidated subsidiary to an affiliate accounted for by the equity method.

Outlook for FY2008

Looking ahead to business performance in FY2008 ending March 2009, with regard to international passenger operations we will continue to reduce supply capacity, for example by downsizing aircraft on U.S. routes, but demand is forecast to remain robust. Reasons for this include increases in flight frequency on routes with heavy business demand, such as to New York, Paris, and Moscow, and the full-scale positive effect of our Premium strategies. In addition, we predict a stable rise in passenger yield, in particular because of the improvement in route structure and the implementation of the Premium strategies. With regard to domestic passenger operations, aggregate demand is expected to be sluggish and we will face increasingly fierce competition from new airline companies, and the Shinkansen bullet train. Also in the case of international routes, supply capacity will also be reduced by progressive aircraft downsizing. Nevertheless, the benefits generated from the new "Corporate Sales Center" and the expansion of premium products are among the factors that we believe will lead to steady demand and yields.

Operating revenues in air transportation business will be buoyed by an ongoing strong performance. However, we forecast that operating revenues on a consolidated basis will decline by ¥46.4 billion from the previous year, to ¥2,184 billion. This is principally because PFTC, a company engaging in the procurement and sale of aviation fuel, has ceased to be a consolidated subsidiary. Additionally, operating expenses will remain at around their year-earlier level, at ¥2,134 billion. This is in spite of record-high fuel prices and the resultant substantial rise in fuel expenses, due partly to the cessation of PFTC as a consolidated subsidiary, as well as the reduction in personnel expenses and reform of the cost structure. In consequence, operating income on a consolidated basis is forecast to fall by ¥40 billion year-on-year, to ¥50 billion.

Ordinary income is projected to show a year-on-year decline of ¥39.8 billion to ¥30 billion, and net income to fall by ¥3.9 billion to ¥13 billion.

Current financial targets on a consolidated basis for the fiscal year ending March 2009

(Unit: billions of yen)

	Year ended Mar. 31, 2008	Year ending Mar. 31, 2009 (Forecast)	Difference
Operating Revenue	2,230.4	2,184.0	-46.4
Operating Income	90.0	50.0	-40.0
Ordinary Income	69.8	30.0	-39.8
Net Income	16.9	13.0	-3.9

1. Assumptions underlying the financial targets

The computation of the forecast is based on the assumption of an exchange rate of ¥110 against the U.S. dollar and an aviation fuel price (Singapore Kerosene) at a market price of US$110 per barrel. For the fiscal year ending March 31, 2009, we have entered into hedging transactions covering approximately 64% of our expected fuel requirements.

The above target figures are subject to certain uncertainties and risks, including those mentioned below. In the event of the materialization of any of these risks (e.g. further increase in fuel prices), we will make every effort to achieve the forecast results.

2. Status of implementation of medium-term business plan

Please refer to "(3) Medium- and Long-Term Management Strategies" in the "2. Management Policies" section.

3. Achievement of targeted management indicators

The management indicators we have designated are a return on equity (ROE) at around the 10% level and a figure of below 5 for the number of years to repay interest-bearing debt from business cash flow*, as prescribed by the Medium-Term Revival Plan. The final targets were

not met in the reporting period, but progress was made in the repayment of interest-bearing debt and there was an increase in cash flow from operating activities as a result of profit growth. In consequence, steady progress was made towards achieving the targets for both ROE and the number of years to repay interest-bearing debt.

*business cash flow= Interest-bearing debt/ (Operating Income + Net Interest Expense-(Tax + Dividend) Repayment Lease Principle + Depreciation, etc.)

(2) Analysis of Financial Position

1. Assets, liabilities, and net assets

With regard to assets at the year-end on a consolidated basis, current assets rose by ¥103 billion, primarily as a result of a ¥156 billion increase in cash and time deposits stemming from factors such as a capital increase through the issuance of preferred stock by means of a third party allocation. Noncurrent assets declined by ¥72.7 billion year-on-year, primarily owing to a decline of ¥79.2 billion in property and equipment as a result of the sale of aircraft, buildings, and structures. As a result, total assets increased by ¥31.5 billion, to ¥2,122.7 billion.

On the liabilities side, among current liabilities the redemption of corporate bonds caused the total of corporate bonds redeemable with one year to fall by ¥42 billion year-on-year, but transfers from noncurrent liabilities caused the current portion of long-term debt to increase by ¥19.7 billion. Owing to these and other factors, current liabilities remaining showed little change from the previous year. Noncurrent liabilities fell by ¥109 billion as a result of transfers of corporate bonds and long-term borrowings to current liabilities, and of a reduction in accrued pension and severance costs. The net result was that total liabilities fell by ¥107.6 billion, to ¥1,651.7 billion.

Owners' equity rose by ¥139.1 billion to ¥471 billion due mainly to the fact that shareholders'

equity rose by ¥170 billion through the issuance of preferred stock by means of a third party allocation and that net unrealized gain on hedging instruments, net taxes, decreased because of appreciation of the yen towards the end of the reporting term.

2. Cash flows

Cash flow from operating activities

Net cash provided by operating activities totaled ¥157.3 billion, up by ¥29.5 billion from the previous year. The principal factors behind this were income before income taxes and minority interests totaling ¥29.8 billion, and non-cash items such as depreciation, and adjustments of claims and obligations relating to operating activities.

Cash flow from investing activities

Net cash used in investing activities was ¥26.2 billion, up by ¥29.9 billion year-on-year. Principal inflows were proceeds from the sale of aircraft and other equipment in the amount of ¥115.7 billion (up ¥61 billion year-on-year), which more than offset a ¥27 billion decline in proceeds from the sale and redemption of investment securities.

Cash flow from financing activities

Net cash provided by financing activities came to ¥36.8 billion, compared with an outflow of ¥53 billion for the previous period. The principal components of this included inflows of ¥151.8 billion from the capital increase through the issuance of preferred stock by means of a third party allocation in March 2008, and inflows of long-term borrowings of ¥82.7 billion, up by ¥60.6 billion, and outflows for the redemption of bonds totaling ¥70.0 billion, down by ¥39.7 billion.

Reference: Cash flow indicators

	FY2003	FY2004	FY2005	FY2006	FY2007
Equity ratio (%)	7.5	9.0	6.9	14.9	21.4
Equity ratio at market value (%)	33.2	28.7	28.2	32.0	33.3
Interest-bearing debt repayment period (years)	17.2	9.0	12.2	8.0	5.8
Interest coverage ratio	2.7	5.7	4.5	6.7	8.2

Notes

- Equity ratio at market value: Gross equity market capitalization/Total assets
- Interest-bearing debt repayment period: Interest-bearing debt/cash flow from operating activities
- Interest coverage ratio: Cash flow from operating activities/Interest payments

(1) All indicators are calculated on the basis of consolidated financial data.

(2) Gross equity market capitalization is calculated by multiplying the closing price of our shares at the end of the period by the number of ordinary shares issued and outstanding at the end of the period.

(3) Cash flow from operating activities refers to cash flow from operating activities for the period as stated in the consolidated statement of cash flows.

(4) Interest-bearing debt refers to that portion of our liabilities stated in the consolidated balance sheets, which includes borrowings, bonds and other liabilities upon which we pay interest (including installment payments).

Interest payments mean interest paid as stated in the consolidated statement of cash flows.

(3) Basic policy on distribution of profits, and dividends for the reporting and current terms

The Medium-Term Revival Plan got off to a good start in the reporting term, its first year. Nevertheless, JAL has only taken its first step towards reforming its corporate fabric into one that will generate stable profits, and numerous external factors to be addressed are expected to arise, for example further increases in current fuel prices to more all-time highs. Accordingly, in February 2008 we formulated a new plan, the FY2008-2010 Medium-Term Revival Plan (hereinafter referred to as the "New Medium-Term Revival Plan"), to position the Group for the anticipated increasingly harsh changes in the business environment. In view of this, we regret very deeply that we do not expect to be able to pay a dividend on common stock for the reporting and current terms.

To enable us to resume dividend payments as soon as possible, we will endeavor to further improve profitability and to build a company with the inherent capacity to pay dividends continuously, irrespective of the business environment.

(4) Business risks

1. Medium-Term business plan

On February 29, 2008 the JAL Group announced its New Medium-Term Revival Plan to cover the three years to FY2010. The Group attaches the greatest importance to this plan, and to ensure that its goals are attained it is important to make assured progress in accomplishing the factors on which it is premised, which include the strict maintenance of aviation safety, raising personnel productivity, the reduction of personnel and other expenses, the renewal of the fleet and downsizing of aircraft, the implementation of Premium strategies, and the effective use of Group airlines. Factors such as changes in the Group's business environment within Japan and overseas may affect the attainment of those goals.

2. Indebtedness and financing

The JAL Group is currently carrying large amounts of debt, lease obligations, and retirement benefit obligations. It is also essential for it to be able to procure funds without difficulty for the purposes of capital investment, including for aircraft, and the redemption of obligations. In case of fund-raising and the arrangement of leases we have conducted in the past becoming difficult as a result of factors such as reforms to the tax or accounting systems, changes in financial markets or elsewhere in the external environment, the lowering of the Group's credit ratings, or the deterioration of its creditworthiness as a result of poor business performance, this may affect the Group's business and operational results.

3. Possible impact of changes in our market and geopolitical events abroad

Both our international and domestic operations depend to a large extent on the portion of our customer base made up of Japanese citizens, but our business and results of operations may be affected by such factors as increased competition, changes in the economic situation in Japan or the rest of the world, a decline in demand for air transportation in the Japanese customer base, seasonality, natural disasters, outbreaks of contagious diseases such as SARS and avian influenza, terrorist attacks, conflicts, wars or other similar events. In addition, in the event of terrorist attacks or acts of war, insurance premiums may be increased and insurance coverage restricted.

4. Possible effects of fluctuations in fuel prices and foreign exchange rates

The JAL Group uses hedging and other means to mitigate the risk of fluctuations in aviation fuel prices. However, the continuation of high fuel prices or significant disruptions in the supply of fuel may adversely affect our business and operational results. In addition, we add a fuel surcharge to fares on international routes that varies according to fluctuations in fuel prices, but if a major rise in fuel prices causes fares subject to the surcharge to increase substantially, that may depress demand for airline services and affect our business and results of operations.

In addition, owing to the international nature of our business, a large part of our revenues and expenses are denominated in certain foreign currencies. In view of this, fluctuations in exchange rates may affect our business and results of operations.

5. Operations and aircraft

In the event of an accident involving an aircraft operated by the JAL Group or an aircraft on a codeshare flight operated by another company, customer confidence in the Group and its standing in society would decline, and the resultant decline in demand and other factors may have an impact on its business performance. In addition, in the event that a technical circular directive in regard to airworthiness is issued in relation to problems relating to aircraft safety, or production delays by an aircraft manufacturer or aircraft-parts manufacturer necessitates the modification of plans for an aircraft's introduction, the business performance of the JAL Group may be affected.

6. Possible impact of laws and regulations

The JAL Group's operations are in a variety of respects subject to international, national and local laws and regulations. It is possible that the Group's business will be restrained by these regulations, necessitating substantial increases in expenditure. In February 2006 and thereafter, competition agencies in the United States, European Union, Switzerland, Canada, Australia and other jurisdictions began investigations into possible infringements of their respective competition laws by international cargo airlines, including Japan Airlines International Co., Ltd ("JALI"). With regard to an investigation by U.S. Department of Justice, JALI agreed in April 2008 to pay a fine of US$ 110 million. In addition, numerous and varied class action lawsuits have been initiated in the United States against many international airlines including JALI, claiming that certain price-fixing practices alleged in said lawsuits have damaged their interests. No specific amounts of damages or compensation have been claimed in these ongoing proceedings. Class action lawsuits have also been filed in Canada and Australia. The Group's business performance may be affected significantly depending upon the outcomes of the aforementioned lawsuits and investigations. In addition

there is a risk that the Group will be involved in other litigation of various kinds relating to its business activities, and it is possible that this will adversely affect the Group's business and results of operations.

7. Reliance on technology systems and handling of customer information

The JAL Group's operations rely to some extent on certain technology systems that entail operational risks, including its information systems. Any difficulties in those technology systems resulting from factors such as computer viruses could disrupt Group business operations. In addition, any incident in which personal information concerning Group customers that is in its possession is leaked or improperly accessed could decrease public confidence in the Group and may affect its business.

2. Management Policies

(1) Fundamental Policy

Based on the following corporate philosophy, the JAL Group, as a comprehensive air transportation company group, strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world. The Group also aims to rank among the world's leading air transportation company groups, while striving to maximize its enterprise value for the benefit of all of its stakeholders.

Corporate philosophy

As a comprehensive air transportation company group, the JAL Group strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world.

(1) We will pursue safety and quality relentlessly.

(2) We will think and act from the standpoint of the customer.

(3) We will strive to maximize our enterprise value.

(4) We will endeavor to fulfill our responsibility as a corporate citizen.

(5) We will place value on diligence and the willingness to take on challenges.

(2) Targeted Principal Management Indicators

With the objective of maximizing corporate value, the JAL Group will endeavor to increase asset efficiency and enhance profitability so as to ensure the soundness of its financial position. Our key management indicators are return on equity (ROE) and the number of years to repay interest-bearing debt from business cash flow, for which the targets during the period of the New Medium-Term Revival Plan are to raise the former to about 10% level and to bring the latter down below 5 years.

(3) Medium- and Long-Term Management Strategies

In February 2007 the JAL Group announced its FY2007-2010 Medium-Term Revival Plan. Its objective was that of rebuilding the foundation of the Group's business so as to seize the business opportunities presented by the expansion of Narita International Airport and Tokyo International Airport (Haneda) and the increase in their takeoff and landing slots, scheduled for 2010, and ensure that they were used to fuel sustained corporate growth.

The plan got off to a good start in FY2007, its first year, which saw steady progress made in implementing measures that included the introduction of more fuel-efficient aircraft and aircraft downsizing, the Premium strategies, the raising of personnel productivity, and the reduction of personnel expenses by over ¥50 billion on a consolidated basis. Net income totaled ¥16.9 billion, exceeding the initial plan, and the financial position was strengthened by a capital increase through the issuance of preferred stock by means of a third party allocation.

However, the business environment surrounding the JAL Group continues to give little cause for optimism, characterized by persistent steep rises in the cost of fuel which have continued into the current fiscal year, and mounting fears of a global economic slowdown sparked by developments such as the subprime mortgage loan crisis. In order to build a corporate fabric that enables the Group to generate stable profit even in such a harsh environment, in February 2008 we announced our New Medium-Term Revival Plan, which deepens and broadens the previous Medium-Term Revival Plan, and also incorporates new strategies. With this plan we will endeavor to strengthen our resistance to risk and the practical ability to achieve our goals, thereby establishing a path towards stable growth from 2010 onward.

The following is an outline of the core measures in the New Medium-Term Revival Plan that relate to business operations.

1. Premium strategies

- To enhance the competitive of products and services by continuing and expanding Premium strategies

2. Raising of business profitability

- To renew the fleet by switching to more fuel-efficient aircraft and downsizing aircraft, and to concentrate management resources on high profit routes
- To ensure efficient operations by using lower overheads Group subsidiary airlines

3. Personnel productivity improvement

- To achieve productivity improvement targets one year ahead of schedule

4. Revision of air transportation related business

- To enhance the management of business related to air transportation business

5. Human resource strategy

- To enhance the human resource capability of each individual Group employee, and enhance organizational capability by unified, organic Group collaboration

6. Reform of cost structure

- To implement a fundamental reform of the cost structure in a way that penetrates deeply into business design and business processes

7. IT strategy

- To rebuild key systems and implement reforms to build a structure for rapid and high-quality system development and commissioning

8. Environment-related activity

- To reaffirm our corporate responsibility for the Earth's environment, and to step up activities to protect and conserve it.

To ensure the effectiveness of the "New Medium-Term Revival Plan", the JAL Group will implement a Plan, Do, Check, Act (PDCA) cycle.

(4) Issues to be addressed

Since FY2001 the JAL Group has been unable to secure profits consistently as a result of a succession of external factors, including the 9/11 terrorist attacks, the SARS (severe acute respiratory syndrome) outbreaks, and steep increases in fuel prices, and also internal factors such as safety-related problems.

Given these difficult circumstances, in February 2008 the JAL Group unveiled its New Medium-Term Revival Plan, which is designed to improve the Group's financial position and put it on a stable growth track, positioning it to grasp the massive business opportunities for the airline industry presented by the expansion of Haneda and Narita Airports and the increase in numbers of available slots from 2010.

The New Medium-Term Revival Plan assumes the same scenario as laid out in the previous Medium-Term Revival Plan. To address the steep rises in fuel prices and other changes in the

operating environment, such as the increasing intensity of competition in all business fields, from FY2008 the plan deepens and broadens the fleet strategy, the strategy of using Group airlines, and the measures to reduce personnel costs by such means as raising productivity and reforming the wage system relating to official wages and sundry allowances.

To ensure the maintenance of safety in flight operations, which constitutes the very foundation of the JAL Group, we will continue to put into action the recommendations of the Safety Advisory Group. To that end there will be two constant core safety measures, namely the building and maintenance of a safety management system, and activities to prevent accidents arising as a result of human error. Based on these we will continue to listen to the views of staff in the workplace in every division and further enhance our ability to gather and analyze information, devise countermeasures, and monitor measures already implemented, and make every effort to address cross-sectional issues vigorously and establish a safety culture.

The priorities under the New Medium-Term Revival Plan are to raise profitability by continuing actively to introduce more fuel-efficient small and medium-sized aircraft, reducing fuel costs, and boosting passenger-load factors through aircraft downsizing, at the same time concentrating our resources on high-profit, high-growth routes. In addition, we will build a more efficient Group operating structure by increasing the proportion of flights on both international and domestic routes operated by Group airlines such as JALways and JAL Express.

In addition, we will spotlight high-quality services by such means as the introduction of new First Class seats and new Executive Class seats on international routes, and the expansion of First Class services on domestic routes, so as to enhance the competitiveness of our products and service targeting business and top-tier passengers.

We will also take steps to raise personnel productivity by means of a radical overhaul of business content, processes, business formats, and staff placement. By implementing productivity improvement measures one year ahead of schedule under the previous Medium-

Term Revival Plan, we aim by the end of FY2008 to have reduced staff numbers on a consolidated basis by 4,300 compared with March 2007, to a total of 48,800, thereby reducing personnel costs.

We will also continue to concentrate management resources on air transportation business, the JAL Group's core business, and ensure more efficient management of related business within the air transportation business.

In March 2008 JAL issued preferred stock by means of a third party allocation to financial institutions and other companies with which it has long business relationships, and with their cooperation increased its capital by ¥153.5 billion. The proceeds of this placement will strengthen our financial position and be used for capital expenditure and IT investment that will provide customers with greater comfort, convenience, and safety, including investment for enhancing our fleet renewal and domestic IT systems and for introducing next-generation maintenance systems. The New Medium-Term Revival Plan will be put into effect more assuredly and quickly.

To remain the airline of choice for customers, we will further improve our domestic and international networks in line with the vision that "The JAL Group is a global player bridging the world with safety, security and quality as our top priorities," and we will do our utmost to enhance and raise the quality of our products and services from the customer's perspective.

With regard to the international cargo cartel case, Japan Airlines International entered into a plea agreement concerning certain alleged violations of the antitrust laws with the U.S. Department of Justice in April 2008, and agreed on matters such as the payment of a fine. The JAL Group considers this matter with the greatest of seriousness, and will determinedly continue to expand and reinforce its compliance program to ensure that no violations occur in the future.

As a corporate citizen, we endeavor to fulfill our social responsibilities by engaging in

economic, environmental, philanthropic, and other activities, in which we attach great importance to our relationships with all stakeholders and hope to repay the community's confidence in us and to meet its expectations of us.

The JAL Group will continue to act in a flexible manner in supplementing and modifying its strategies in light of changes in the domestic and international environment, for example possible further increases in fuel costs, the slowing of the global economy, or the growing severity of the competitive environment. Steps taken could include the revision of business plans or the reform of the cost structure. In this way, we will build a strong corporate fabric that will enable us to generate stable profits in any business environment.

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Financial Information

For the years ended March 31, 2008 and 2007

1. Consolidated Financial Highlights

(Amounts of less than one million yen have been omitted.)

a. Consolidated operating results

(1)	Total operating revenues:	FY07	¥2,230,416	million	(-3.1%)
		FY06	¥2,301,915	million	(4.7%)
(2)	Operating income:	FY07	¥ 90,013	million	(292.8%)
		FY06	¥ 22,917	million	(–)
(3)	Ordinary income:	FY07	¥ 69,817	million	(239.3%)
		FY06	¥ 20,576	million	(–)
(4)	Net income (loss):	FY07	¥ 16,921	million	(–)
		FY06	¥ (16,267)	million	(–)
(5)	Net income (loss) per share:	FY07	¥ 6.20		
		FY06	¥ (6.52)		
(6)	Diluted net income per share:	FY07	¥ 6.03		
		FY06	¥ –		
(7)	Return on equity:	FY07	4.4%		
		FY06	-6.2%		
(8)	Ordinary income as a percentage of total assets:	FY07	3.3%		
		FY06	1.0%		
(9)	Operating income as a percentage of total operating revenues:	FY07	4.0%		
		FY06	1.0%		
(10)	Equity in earnings of affiliates:	FY07	¥ 2,176	million	
		FY06	¥ 2,481	million	

1 Consolidated Financial Highlights (continued)

b. Consolidated financial position

(1) Total assets:	FY07	¥2,122,784	million
	FY06	¥2,091,233	million
(2) Total net assets:	FY07	¥ 471,070	million
	FY06	¥ 331,873	million
(3) Net assets ratio excluding minority interests:	FY07	21.4%	
	FY06	14.9%	
(4) Net assets per common share excluding minority interests:	FY07	¥ 110.08	
	FY06	¥ 113.97	

Note 1. Total net assets excluding minority interests:

March 31, 2008	¥ 453,934	million
March 31, 2007	¥ 311,087	million

c. Consolidated cash flows

(1) Net cash provided by operating activities:	FY07	¥ 157,331	million
	FY06	¥ 127,748	million
(2) Net cash used in investing activities:	FY07	¥ (26,229)	million
	FY06	¥ (56,216)	million
(3) Net cash provided by (used in) financing activities:	FY07	¥ 36,896	million
	FY06	¥ (53,007)	million
(4) Cash and cash equivalents at end of year:	FY07	¥ 354,037	million
	FY06	¥ 191,381	million

2. Dividends

a. Common stock

(1) Annual dividends per share:	FY06	¥0.00
	FY07	¥0.00
	FY08 (forecast)	¥0.00
(2) Total annual dividends:	FY06	–
	FY07	–
(3) Dividends as a percentage of net income:	FY06	–
	FY07	–
	FY08 (forecast)	–
(4) Dividends as a percentage of net assets:	FY06	–
	FY07	–

2. Dividends (continued)

b. Preferred stock

(1) Year-end dividends per share: FY08 (forecast) ¥10.27

(2) Annual dividends per share: FY08 (forecast) ¥10.27

(3) Total annual dividends: FY08 (forecast) ¥6,305 million

3. Consolidated Financial Forecast for the Year Ending March 31, 2009

a.	Total operating revenues:	¥2,184,000 million	(-2.1%)
b.	Operating income:	¥ 50,000 million	(-44.5%)
c.	Ordinary income:	¥ 30,000 million	(-57.0%)
d.	Net income:	¥ 13,000 million	(-23.2%)
e.	Net income per share:	¥ 2.45	

For the assumptions underlying the above forecast and other concerns, refer to page 14 of the attached documents.

4. Other Information

a. Significant changes in scope of consolidation

Not applicable.

For more information, refer to page 33 of the attached documents.

b. Changes in accounting policy

(1) Changes due to revision or adoption of accounting standards

Changes in accounting policy were made for the year ended March 31, 2008

(2) Other changes

Not applicable.

For more information, refer to page 41 of the attached documents.

4. Other Information (continued)

c. Number of shares of common stock in issue

(1) Number of shares of common stock in issue including common stock in treasury at end of the year:

March 31, 2008	2,732,383,250
March 31, 2007	2,732,383,250

(2) Number of shares of common stock in treasury at end of the year:

March 31, 2008	3,037,499
March 31, 2007	2,934,602

Non-Consolidated Financial Highlights (Reference Information)

(Amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(1) Total operating revenues:	FY07	¥ 16,595	million	(-23.9%)
	FY06	¥ 21,808	million	(-6.2%)
(2) Operating income:	FY07	¥ 1,092	million	(-87.3%)
	FY06	¥ 8,594	million	(-1.3%)
(3) Ordinary income:	FY07	¥ 1,011	million	(-88.2%)
	FY06	¥ 8,573	million	(-0.2%)
(4) Net income:	FY07	¥ 1,167	million	(-86.6%)
	FY06	¥ 8,742	million	(–)
(5) Net income per share:	FY07	¥ 0.43		
	FY06	¥ 3.50		
(6) Diluted net income per share:	FY07	¥ 0.42		
	FY06	¥ 3.23		

2. Non-Consolidated Financial Position

(1) Total assets:	FY07	¥1,101,389	million
	FY06	¥ 927,700	million
(2) Total net assets:	FY07	¥ 448,421	million
	FY06	¥ 293,953	million
(3) Net assets ratio:	FY07	40.7%	
	FY06	31.7%	
(4) Net assets per common share:	FY07	¥ 108.04	
	FY06	¥ 107.67	

Note 1. Net assets excluding share subscription rights:

March 31, 2008	¥ 448,421 million
March 31, 2007	¥ 293,953 million

Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines Corporation (the "Company") has equity interests in 225 subsidiaries and currently consolidates 133 subsidiaries, including the following principal subsidiaries:

JAPAN AIRLINES INTERNATIONAL CO., LTD.
JAPAN ASIA AIRWAYS CO., LTD. (*)
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
JALPAK CO., LTD.
JAL TOURS CO., LTD.
JAL HOTELS COMPANY LTD.

(*) Merged with Japan Airlines International Co., Ltd. on April 1, 2008

The number of unconsolidated subsidiaries is currently 92 and the number of affiliates is currently 82, including 17 companies which are accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

Increase of 1: CHUBU SKY SUPPORT CO., LTD.(*1)

Decrease of 10: JAL NAVIA TOKYO CO., LTD. (*2)
SHURIKANKO CO., LTD. (*3)
HARLEQUIN AIR CO., LTD. (*3)
NIKKO HOTELS (U.K.) LTD. (*4)
PACIFIC FUEL TRADING CORPORATION (*4)
HOTEL NIKKO SAIPAN, INC. (*4)
MICRONESIAN HOSPITALITY, INC. (*4)
ASAHIKAWA RESORT DEVELOPMENT CO., LTD. (*4)
TOMAKOMAI RYOKKA KAIHATSU CO., LTD. (*4)
AGP CORPORATION (*5)

(*1) Became material and shares of the above company were purchased.

(*2) Merged with JAL Navia Co., Ltd., formerly JAL Plaza Co., Ltd.

(*3) Became immaterial.

(*4) Shares of the above companies were sold.

(*5) Excluded from consolidation due to decrease in equity interest resulting from sales of shares of the above company.

Equity method:

Increase of 1: AGP CORPORATION (*5)

Decrease of 4: JAMCO CORPORATION (*6)
TOKYO CITY AIR TERMINAL CO., LTD. (*6)
AIR TRANSPORT SERVICE CO., LTD. (*6)
TOKYO AIRPORT HEATING & COOLING CO., LTD. (*6)

(*6) Shares of the above companies were sold.

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Balance Sheets

March 31, 2007 and 2008

	2007	2008	Change
		(Millions of yen)	
Assets			
I. Current assets:			
Cash and time deposits	¥ 198,933	¥ 354,977	¥156,044
Notes and accounts receivable – trade	262,564	241,349	(21,215)
Short-term investments in securities	13,234	8,795	(4,439)
Supplies	82,881	90,985	8,103
Deferred income taxes	2,549	2,595	46
Other current assets	150,156	115,187	(34,968)
Allowance for bad debts	(3,008)	(3,575)	(566)
Total current assets	707,311	810,315	103,004
II. Fixed assets:			
Tangible fixed assets:			
Buildings and structures	174,019	116,698	(57,321)
Machinery, equipment and vehicles	31,532	30,772	(760)
Flight equipment	742,545	721,967	(20,577)
Land	42,773	35,609	(7,164)
Construction in progress	105,418	113,247	7,829
Other tangible fixed assets	20,101	18,821	(1,280)
Total tangible fixed assets	1,116,391	1,037,117	(79,274)
Intangible fixed assets:			
Software	75,440	81,876	6,436
Other intangible fixed assets	1,566	961	(605)
Total intangible fixed assets	77,007	82,838	5,830
Investments:			
Investments in securities	66,561	62,174	(4,386)
Long-term loans receivable	13,580	12,720	(859)
Deferred income taxes	7,751	5,593	(2,157)
Other investments	104,344	112,728	8,384
Allowance for bad debts	(2,382)	(2,638)	(255)
Total investments	189,853	190,579	725
Total fixed assets	1,383,253	1,310,534	(72,718)
III. Deferred charges:			
Stock issuance expenses	669	1,933	1,264
Total deferred charges	669	1,933	1,264
Total assets	¥2,091,233	¥2,122,784	¥ 31,550

	2007	2008	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities:			
Accounts payable – trade	¥ 263,885	¥ 264,914	¥ 1,028
Short-term borrowings	4,810	3,084	(1,725)
Current portion of bonds	70,000	28,000	(42,000)
Current portion of long-term loans	110,549	130,335	19,785
Accrued income taxes	5,172	4,454	(717)
Allowance for bonuses to employees	–	4,526	4,526
Reserve for loss on antitrust litigation	–	2,003	2,003
Deferred income taxes	16,585	15,016	(1,568)
Other current liabilities	188,792	208,894	20,101
Total current liabilities	659,796	661,229	1,432
II. Non-current liabilities:			
Bonds	130,229	102,229	(28,000)
Long-term loans	705,957	651,416	(54,540)
Accrued pension and severance costs	129,061	95,485	(33,576)
Reserve for loss on antitrust litigation	–	15,210	15,210
Deferred income taxes	9,012	17,192	8,180
Other non-current liabilities	125,303	108,950	(16,353)
Total non-current liabilities	1,099,563	990,483	(109,080)
Total liabilities	1,759,360	1,651,713	(107,647)
Net assets			
I. Stockholders' equity:			
Common stock and preferred stock	174,250	251,000	76,750
Capital surplus	79,096	155,836	76,740
Retained earnings	24,776	41,320	16,544
Common stock in treasury, at cost	(887)	(890)	(3)
Total stockholders' equity	277,235	447,266	170,030
II. Valuation, translation adjustments and other:			
Net unrealized gain on other securities, net of taxes	3,557	2,578	(979)
Net unrealized gain on hedging instruments, net of taxes	35,314	8,167	(27,147)
Translation adjustments	(5,020)	(4,077)	943
Total valuation, translation adjustments and other	33,851	6,668	(27,183)
III. Minority interests	20,785	17,136	(3,649)
Total net assets	331,873	471,070	139,197
Total liabilities and net assets	¥2,091,233	¥2,122,784	¥ 31,550

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Statements of Operations

For the years ended March 31, 2007 and 2008

	2007	2008	Change
		(Millions of yen)	
Operating revenues	¥2,301,915	¥2,230,416	¥ (71,498)
Cost of operating revenues	1,885,211	1,776,979	(108,231)
Gross Profit	416,703	453,436	36,733
Selling, general and administrative expenses	393,785	363,423	(30,362)
Operating income	22,917	90,013	67,095
Non-operating income:			
Interest income	3,471	4,859	1,388
Dividend income	2,470	2,365	(104)
Equity in earnings of affiliates	2,481	2,176	(305)
Exchange gain, net	18,036	4,070	(13,966)
Other non-operating income	7,374	7,354	(20)
Total non-operating income	33,834	20,825	(13,008)
Non-operating expenses:			
Interest expense	19,068	20,009	940
Loss on sales and disposal of flight equipment	12,257	11,871	(386)
Other non-operating expenses	4,849	9,140	4,291
Total non-operating expenses	36,175	41,021	4,845
Ordinary income	20,576	69,817	49,240
Extraordinary gain:			
Gain on sales of fixed assets	8,822	5,988	(2,834)
Gain on sales of investments in securities	34,338	20,557	(13,781)
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plan, net	–	5,528	5,528
Other extraordinary gain	9,251	4,158	(5,093)
Total extraordinary gain	52,413	36,232	(16,180)
Extraordinary losses:			
Loss on sales and disposal of fixed assets	3,546	–	(3,546)
Special termination benefits	8,517	20,016	11,499
Loss on partial termination of defined benefit plan	2,291	-	(2,291)
Loss on impairment of fixed assets	2,600	13,501	10,900
Non-recurring depreciation	–	9,116	9,116
Provision of reserve for loss on antitrust litigation	–	17,213	17,213
Other extraordinary losses	3,976	16,368	12,391
Total extraordinary losses	20,933	76,217	55,283
Income before income taxes and minority interests	52,055	29,832	(22,223)
Income taxes – current	9,953	4,897	(5,056)
Income taxes – deferred	54,424	6,894	(47,530)
Minority interests	(3,945)	(1,118)	2,826
Net (loss) income	¥ (16,267)	¥ 16,921	¥ 33,188

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Statements of Changes in Net Assets

For the year ended March 31, 2007

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings (accumulated deficit)	Common stock in treasury, at cost	Total stockholders' equity
			(Millions of yen)		
Balance at March 31, 2006	¥100,000	¥ 136,145	¥ (90,186)	¥(892)	¥145,065
Changes during the year ended March 31, 2007:					
Issuance of common stock	74,250	74,250			148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(131,274)	131,274		–
Bonuses to directors and statutory auditors			(26)		(26)
Net loss for the year ended March 31, 2007			(16,267)		(16,267)
Purchases of common stock in treasury				(131)	(131)
Sales of common stock in treasury		(24)		129	105
Changes in scope of consolidation and application of the equity method			(17)	8	(9)
Changes other than stockholders' equity, net					
Total changes	74,250	(57,048)	114,962	5	132,169
Balance at March 31, 2007	¥174,250	¥ 79,096	¥ 24,776	¥(887)	¥277,235

	Valuation, translation adjustments and other					
	Net unrealized gain on other securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	Translation adjustments	Total valuation, translation adjustments and other	Minority interests	Total net assets
			(Millions of yen)			
Balance at March 31, 2006	¥ 8,777	¥ –	¥(5,776)	¥ 3,000	¥27,449	¥175,515
Changes during the year ended March 31, 2007:						
Issuance of common stock						148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit						–
Bonuses to directors and statutory auditors						(26)
Net loss for the year ended March 31, 2007						(16,267)
Purchases of common stock in treasury						(131)
Sales of common stock in treasury						105
Changes in scope of consolidation and application of the equity method						(9)
Changes other than stockholders' equity, net	(5,219)	35,314	756	30,851	(6,664)	24,187
Total changes	(5,219)	35,314	756	30,851	(6,664)	156,357
Balance at March 31, 2007	¥ 3,557	¥35,314	¥(5,020)	¥33,851	¥20,785	¥331,873

Consolidated Statements of Changes in Net Assets (continued)

For the year ended March 31, 2008

	Stockholders' equity				
	Common stock and preferred stock	Capital surplus	Retained earnings	Common stock in treasury, at cost	Total stockholders' equity
			(Millions of yen)		
Balance at March 31, 2007	¥174,250	¥ 79,096	¥24,776	¥(887)	¥277,235
Changes during the year ended March 31, 2008:					
Issuance of preferred stock	76,750	76,750			153,500
Net income for the year ended March 31, 2008			16,921		16,921
Changes in scope of application of the equity method			(377)	13	(363)
Changes in ownership interests in affiliates accounted for by the equity method				44	44
Purchases of common stock in treasury				(139)	(139)
Sales of common stock in treasury		(9)		77	67
Changes other than stockholders' equity, net					
Total changes	76,750	76,740	16,544	(3)	170,030
Balance at March 31, 2008	¥251,000	¥155,836	¥41,320	¥(890)	¥447,266

	Valuation, translation adjustments and other					
	Net unrealized gain on other securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	Translation adjustments	Total valuation, translation adjustments and other	Minority interests	Total net assets
			(Millions of yen)			
Balance at March 31, 2007	¥3,557	¥ 35,314	¥(5,020)	¥33,851	¥20,785	¥331,873
Changes during the year ended March 31, 2008:						
Issuance of preferred stock						153,500
Net income for the year ended March 31, 2008						16,921
Changes in scope of application of the equity method						(363)
Changes in ownership interests in affiliates accounted for by the equity method						44
Purchases of common stock in treasury						(139)
Sales of common stock in treasury						67
Changes other than stockholders' equity, net	(979)	(27,147)	943	(27,183)	(3,649)	(30,832)
Total changes	(979)	(27,147)	943	(27,183)	(3,649)	139,197
Balance at March 31, 2008	¥2,578	¥ 8,167	¥(4,077)	¥ 6,668	¥17,136	¥471,070

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the years ended March 31, 2007 and 2008

	2007	2008
	(Millions of yen)	
Operating activities		
Income before income taxes and minority interests	¥ 52,055	¥ 29,832
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	117,561	116,580
Gain and loss on sales and loss on revaluation of short-term investments in securities and investments in securities, net	(34,028)	(18,596)
Gain and loss on sales and disposal of fixed assets and loss on impairment of fixed assets, net	8,459	21,824
Net provision for accrued pension and severance costs	(10,308)	(32,522)
Interest and dividend income	(5,941)	(7,224)
Interest expense	19,068	20,009
Exchange loss, net	166	2,857
Equity in earnings of affiliates	(2,481)	(2,176)
(Increase) decrease in notes and accounts receivable – trade	(32,437)	12,179
Decrease (increase) in supplies	813	(9,055)
Increase in accounts payable – trade	33,592	10,775
Other	486	30,857
Subtotal	147,005	175,341
Interest and dividends received	6,982	7,945
Interest paid	(19,154)	(19,300)
Income taxes paid	(7,085)	(6,654)
Net cash provided by operating activities	127,748	157,331
Investing activities		
Purchases of time deposits	(8,751)	(1,290)
Proceeds from maturity of time deposits	1,121	8,044
Purchases of fixed assets	(153,251)	(174,831)
Proceeds from sales of fixed assets	54,697	115,759
Purchases of short-term investments in securities	(11,759)	(9,012)
Proceeds from sales and maturity of short-term investments in securities	6,039	10,576
Purchases of investments in securities	(5,126)	(1,604)
Proceeds from sales and maturity of investments in securities	43,146	16,051
Proceeds from purchase of a subsidiary resulting in change in scope of consolidation	–	95
Payments for sales of consolidated subsidiaries resulting in change in scope of consolidation	–	(722)
Proceeds from sales of consolidated subsidiaries resulting in change in scope of consolidation	9,552	8,716
Loans receivable made	(2,051)	(1,397)
Collection of loans receivable	4,799	3,182
Proceeds from business transfer of a subsidiary	4,944	–
Other	423	203
Net cash used in investing activities	(56,216)	(26,229)

Consolidated Statements of Cash Flows (continued)

For the years ended March 31, 2007 and 2008

	2007	2008
	(Millions of yen)	
Financing activities		
Increase (decrease) in short-term borrowings, net	¥ 2,556	¥ (2,747)
Proceeds from long-term loans	22,122	82,786
Repayment of long-term loans	(112,815)	(122,592)
Proceeds from issuance of common and preferred stock	147,607	151,825
Redemption of bonds	(109,771)	(70,000)
Dividends paid to stockholders	(18)	(6)
Dividends paid to minority interests	(584)	(284)
Other	(2,106)	(2,083)
Net cash (used in) provided by financing activities	(53,007)	36,896
Effect of exchange rate changes on cash and cash equivalents	414	(3,644)
Net increase in cash and cash equivalents	18,937	164,354
Cash and cash equivalents at beginning of year	172,132	191,381
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	310	–
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	–	(1,698)
Cash and cash equivalents at end of year	¥ 191,381	¥ 354,037
Reconciliation between cash and time deposits in consolidated balance sheets and cash and cash equivalents at end of year		
Cash and time deposits in consolidated balance sheets	¥ 198,933	¥ 354,977
Time deposits with original maturities of more than three months	(9,329)	(1,415)
Short-term investments in securities with original maturities of three months or less	1,777	475
Cash and cash equivalents at end of year	¥ 191,381	¥ 354,037

1. Summary of Significant Accounting Policies

a. Basis of presentation

The Company and its consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and its consolidated foreign subsidiaries in conformity with those of their respective countries of domicile. The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated in consolidation.

The balance sheet date of 20 of the consolidated subsidiaries is December 31, 2007 and for 1 consolidated subsidiary, it is February 29, 2008. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1, 2008 through March 31, 2008 and the period from March 1, 2008 through March 31, 2008 have been adjusted, if necessary.

Investments in significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the underlying fair value of net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

1. Summary of Significant Accounting Policies (continued)

c. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with original maturities of three months or less.

d. Inventories

Inventories are principally stated at cost based on the moving average method.

e. Securities

Marketable securities classified as other securities are carried at fair value with any unrealized gain or loss reported as a separate component of net assets, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

f. Derivatives

Derivatives are stated at fair value.

g. Depreciation and amortization of tangible and intangible fixed assets

Tangible fixed assets

Aircraft	– The straight-line method or the declining-balance method based on the estimated useful life of the aircraft

Japan Airlines International Co., Ltd. ("JALI," which is a consolidated subsidiary of the Company) has adopted new estimated useful lives for certain aircraft, resulting from a review of the useful lives and residual value of aircraft for which sales contracts are certain to be entered into. In addition, JALI has also adopted new estimated useful lives for certain spare parts, resulting from a review of the useful lives of spare parts related to certain types of aircraft whose approximate retirement dates have been determined. As a result of the adoption of these new estimated useful lives, operating income, ordinary income and income before income taxes and minority interests decreased by ¥184 million, ¥96 million and ¥9,189 million, respectively, for the year ended March 31, 2008 from the corresponding amounts which would have been recorded if the former estimated useful lives had been applied.

Other tangible fixed assets of:

Japan Airlines International Co., Ltd.	– The straight-line method based on their estimated useful lives
Other companies	– Principally the declining-balance method based on their estimated useful lives

1. **Summary of Significant Accounting Policies (continued)**

g. Tangible and intangible fixed assets (continued)

Changes in Accounting Policy

Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or after April 1, 2007. The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial for the year ended March 31, 2008.

Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or prior to March 31, 2007. Such tangible fixed assets are to be depreciated based on the difference between the equivalent of 5% of acquisition cost and memorandum value over a period of 5 years once they have been fully depreciated to the limits of their respective depreciable amounts effective April 1, 2007. The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial.

Intangible fixed assets – The straight-line method based on their estimated useful lives

h. Deferred charges

Stock issuance expenses are capitalized and are being amortized over a period of 3 years.

i. Accrued pension and severance costs

To provide for employees' severance indemnities, net periodic pension cost is accounted for based on the projected benefit obligation and the plan assets.

The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of 15 years. However, JALI introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payments of retirement benefits to a defined contribution plan or to an early payment scheme on October 1, 2005. The portion of the unrecognized obligation at transition which relates to reducing the benefit obligation by the introduction of the option referred to above is being amortized by the straight-line method over a period of 8 years in accordance with Paragraph 15, "Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No.1).

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

1. Summary of Significant Accounting Policies (continued)

i. Accrued pension and severance costs (continued)

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

Airport Ground Service Pension Fund (reorganized as a corporate pension fund and renamed JAL Ground Service Pension Fund on March 31, 2008), consisting of JAL Ground Service Co., Ltd. and JAL Ground Service Kansai Co., Ltd., received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the Welfare Pension Fund Plan (WPFP) on April 10, 2007 and the portion related to past services on March 31, 2008. As a result, operating income and ordinary income both increased by ¥101 million and income before income taxes and minority interests increased by ¥5,629 million for the year ended March 31, 2008.

On March 15, 2007, JALI received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP. At March 31, 2008, the estimated amount of pension assets to be transferred was ¥70,372 million. The potential effect for the year ended March 31, 2008, estimated as if the transfer of pension assets had been made as of the same date, in accordance with paragraph 44-2 of the "Practical Guidelines on Retirement Benefit Accounting (Interim Report)," Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants, would have been to increase extraordinary loss by ¥6,312 million.

Effective April 1, 2008, JALI revised its retirement plan. As a result, operating income, ordinary income and income before income taxes and minority interests increased by ¥20,077 million for the year ended March 31, 2008.

Certain consolidated subsidiaries changed a portion of their retirement benefit plans to defined contribution plans on April 1, 2007 or October 1, 2007, and applied "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial for the year ended March 31, 2008.

Certain consolidated subsidiaries revised their methods of accounting for the projected benefit obligation from simplified methods to the standard method. Consequently, extraordinary loss of ¥508 million was recorded as the resulting difference in computation for the year ended March 31, 2008.

j. Allowance for bad debts

The allowance for bad debts on specific receivables is provided at an estimate of the unrecoverable amounts. The allowance for bad debts on other receivables is provided based on the historical rate of losses on receivables.

1. Summary of Significant Accounting Policies (continued)

k. Reserve for loss on antitrust litigation

JALI is alleged to have been involved in anti-competitive practices such as price-fixing with many international cargo operators. Its cargo operation office in Frankfurt was inspected by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York JALI is also being investigated by competition authorities in other jurisdictions including Canada, Switzerland, and Australia. In addition, numerous and varied class action lawsuits have been initiated in the United States against many international airlines including JALI, claiming that certain price-fixing practices alleged in said lawsuits have damaged their interests. No specific amounts of damages or compensation have been claimed in these class action proceedings. Class action lawsuits have also been filed in Canada and Australia.

With regard to an investigation by U.S. Department of Justice, JALI agreed in April 2008 to pay a fine of US$ 110 million and an allowance has been made to cover that liability. With regard to an investigation by the European Union antitrust authority, the allowance for the Company's exposure is provided at the amount that the company can reasonably estimate in the current circumstances. However, in respect of the aforementioned lawsuits and the investigations by the authorities of other jurisdictions, it is not possible to estimate the amounts of the Company's liabilities reasonably or to predict with assurance that certain liabilities will actually be incurred.

l. Allowance for bonuses to employees

In certain domestic consolidated subsidiaries, allowance for bonuses to employees is provided based on the estimated amounts of future payments attributable to employee services that have been rendered up to the date of the balance sheet. The bonus amounts are determined taking the performance results of the Company and such subsidiaries into consideration.

m. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and any gain or loss on translation is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable exchange rates at the year end are presented in minority interests and translation adjustments in the consolidated balance sheets.

1. Summary of Significant Accounting Policies (continued)

n. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

o. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged items is recognized.

Foreign currency receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met.

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

p. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

q. Income taxes

The Company and certain domestic subsidiaries have adopted the Japanese consolidated tax return system.

2. Other Information

a. Accumulated depreciation at March 31, 2007 and 2008 amounted to ¥1,497,366 million and ¥1,420,162 million, respectively.

b. At March 31, 2007 and 2008, contingent liabilities for guarantees amounted to ¥5,187 million and ¥4,471 million, respectively. In addition, at March 31, 2007 and 2008, contingent liabilities for commitments to guarantees, keep-well agreements and other amounted to ¥507 million and ¥981 million, respectively.

JALI is alleged to have been involved in anti-competitive practices such as price-fixing with many international cargo operators. Its cargo operation office in Frankfurt was inspected by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. JALI is also being investigated by competition authorities in other jurisdictions including Canada, Switzerland, and Australia. In addition, numerous and varied class action lawsuits have been initiated in the United States against many international airlines including JALI, claiming that certain price-fixing practices alleged in said lawsuits have damaged their interests. No specific amounts of damages or compensation have been claimed in these ongoing proceedings. Class action lawsuits have also been filed in Canada and Australia.

Management of the Company holds the view that investigations and class action lawsuits on alleged anti-competitive practices could have a material impact on the financial results of the Company and the group. With regard to an investigation by U.S. Department of Justice, JALI agreed in April 2008 to pay a fine of US$ 110 million and an allowance has been made to cover that liability. With regard to an investigation by the European Union antitrust authority, the allowance for the Company's exposure is provided at the amount that the company can reasonably estimate in the current circumstances. However, in respect of the aforementioned lawsuits and the investigations by the authorities of other jurisdictions, it is not possible to estimate the amounts of the Company's liabilities reasonably or to predict with assurance that certain liabilities will actually be incurred.

c. At March 31, 2007 and 2008, assets pledged as collateral amounted to ¥847,378 million and ¥817,643 million, respectively. Furthermore, shares of certain consolidated subsidiaries were pledged as collateral at March 31, 2007 and 2008.

At March 31, 2007 and 2008, collateralized indebtedness amounted to ¥428,493 million and ¥447,687 million, respectively.

In addition, future rental expenses under operating lease with collateral amounted to ¥7,557 million at March 31, 2008.

2. Other Information (continued)

d. Note to consolidated statements of changes in net assets

The total number and changes in the total number of shares of stock in issue and common stock in treasury were as follows:

	Year ended March 31, 2007			
	At March 31, 2006	Increase	Decrease	At March 31, 2007
		(Thousands of shares)		
Number of shares of stock in issue:				
Common stock	1,982,383	750,000	–	2,732,383
Number of shares of common stock in treasury:				
Common stock	2,863	534	464	2,934

The number of shares of common stock in issue increased by 700,000 thousand because of a public offering and by 50,000 thousand because of an allocation of shares of common stock to a third party.

The increase in common stock in treasury of 534 thousand shares during the year ended March 31, 2007 resulted from the Company's purchase of 531 thousand odd-lot shares of less than one unit at the request of the stockholders, purchases of 3 thousand shares by related companies accounted for by the equity method and an increase of 0 thousand shares arising from an increase in the shareholding ratio of related companies accounted for by the equity method. The decrease in common stock in treasury of 464 thousand shares during the year ended March 31, 2007 resulted from the Company's sales of 438 thousand odd-lot shares of less than one unit at the request of the stockholders and a decrease of 25 thousand shares arising from changes in the scope of application of the equity method.

The total number and changes in the total number of shares of stock in issue and common stock in treasury were as follows:

	Year ended March 31, 2008			
	At March 31, 2007	Increase	Decrease	At March 31, 2008
		(Thousands of shares)		
Number of shares of stock in issue:				
Common stock	2,732,383	–	–	2,732,383
Preferred stock	–	614,000	–	614,000
Total	2,732,383	614,000	–	3,346,383
Number of shares of common stock in treasury:				
Common stock	2,934	565	462	3,037

2. Other Information (continued)

d. Note to consolidated statement of changes in net assets (continued)

The number of shares of preferred stock in issue increased by 614,000 thousand because of an allocation of shares of preferred stock to third parties.

The increase in common stock in treasury of 565 thousand shares during the year ended March 31, 2008 resulted from the Company's purchase of 565 thousand odd-lot shares of less than one unit at the request of the stockholders. The decrease in common stock in treasury of 462 thousand shares during the year ended March 31, 2008 resulted from the Company's sales of 274 thousand odd-lot shares of less than one unit at the request of the stockholders, a decrease of the equivalent of 52 thousand shares arising from changes in the scope of application of the equity method and a decrease of the equivalent of 135 thousand shares arising from a decrease in ownership interests in affiliates accounted for by the equity method.

3. Loss on Impairment of Fixed Assets

Certain consolidated subsidiaries have recognized impairment losses on the following groups of assets in the accompanying consolidated statement of operations for the year ended March 31, 2007:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Assets to be sold	Flight equipment	–
Idle assets	Intangible fixed assets	Naha-shi, Okinawa Pref.
Other operational assets	Buildings and other	Obihiro-shi, Hokkaido and other

Assets are attributed or allocated to cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their respective recoverable amounts. Consequently, an impairment loss of ¥2,600 million has been recognized as an extraordinary loss in the accompanying consolidated statement of operations for the year ended March 31, 2007. A breakdown of the total loss on impairment of fixed assets is as follows: ¥2,581 million on flight equipment, ¥10 million on intangible fixed assets and ¥9 million on buildings and other.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with the contract amounts of sales and value in use is calculated by discounting estimated future cash flows at the rate of 4.6%.

3. Loss on Impairment of Fixed Assets (continued)

In addition, certain affiliates accounted for by the equity method have recognized loss on impairment of fixed assets by a method similar to that applied by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥188 million was recognized in equity in earnings of affiliates for the year ended March 31, 2007.

Certain consolidated subsidiaries recognized impairment losses on the following groups of assets in the accompanying consolidated statement of income for the year ended March 31, 2008:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Assets to be sold	Flight equipment, buildings and structures and other	Saipan and other
Idle assets	Buildings and structures and other	Ota-ku, Tokyo
Golf courses	Land, buildings and structures and other	Asahikawa-shi, Hokkaido and other

Assets are attributed or allocated to cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their respective recoverable amounts. Consequently, an impairment loss of ¥13,501 million has been recognized as an extraordinary loss in the accompanying consolidated statement of income for the year ended March 31, 2008. A breakdown of the total loss on impairment of fixed assets is as follows: ¥5,624 million on buildings and structures, ¥6,433 million on flight equipment, ¥662 million on land and ¥780 million on other.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with the contract amounts of sales and value in use is calculated by discounting estimated future cash flows at the rate of 5.0%.

In addition, a certain affiliate accounted for by the equity method has recognized loss on impairment of fixed assets by a method similar to that applied by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥7 million was recognized in equity in earnings of affiliates for the year ended March 31, 2008.

4. Leases

As lessee

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2007 and 2008 and the related depreciation and interest expense for the years then ended, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2007		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ 605,522	¥ 18,174	¥ 623,696
Less accumulated depreciation	(232,148)	(10,869)	(243,017)
Net book value	¥ 373,374	¥ 7,305	¥ 380,679

	March 31, 2008		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ 598,358	¥ 18,366	¥ 616,725
Less accumulated depreciation	(272,121)	(11,711)	(283,833)
Net book value	¥ 326,237	¥ 6,654	¥ 332,891

	Year ended March 31,	
	2007	2008
	(Millions of yen)	
Depreciation expense	¥54,821	¥56,295
Interest expense	¥ 5,090	¥ 4,831

No impairment loss has been recognized on leased property for the years ended March 31, 2007 and 2008.

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥59,180 million and ¥60,862 million for the years ended March 31, 2007 and 2008, respectively.

4. Leases (continued)

As lessee (continued)

The present value of future rental expenses under capital leases outstanding at March 31, 2007 and 2008 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2007	**2008**
	(Millions of yen)	
Within 1 year	¥ 55,427	¥ 53,429
Over 1 year	333,176	287,579
	¥388,603	¥341,009

Future rental expenses under operating leases outstanding at March 31, 2007 and 2008 are summarized as follows:

	March 31,	
	2007	**2008**
	(Millions of yen)	
Within 1 year	¥ 30,218	¥ 37,783
Over 1 year	186,673	252,478
	¥216,892	¥290,261

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2007 and 2008, and the related depreciation and interest revenues for the years then ended, which are reflected in the consolidated balance sheets and the related consolidated statements of operations:

	March 31, 2007		
	Machinery and vehicles	Other	Total
		(Millions of yen)	
Acquisition costs	¥136	¥ 643	¥ 779
Less accumulated depreciation	(86)	(325)	(411)
Net book value	¥ 49	¥ 318	¥ 368

4. Leases (continued)

As lessor (continued)

	March 31, 2008		
	Machinery and vehicles	Other	Total
	(Millions of yen)		
Acquisition costs	¥ 247	¥ 698	¥ 946
Less accumulated depreciation	(193)	(298)	(492)
Net book value	¥ 53	¥ 400	¥ 454

	Year ended March 31,	
	2007	2008
	(Millions of yen)	
Depreciation expense	¥166	¥175
Interest revenues	¥ 17	¥ 17

No impairment loss has been recognized on the leased property for the years ended March 31, 2007 and 2008.

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥184 million and ¥193 million for the years ended March 31, 2007 and 2008, respectively.

The present value of future rental revenues under direct financing leases outstanding at March 31, 2007 and 2008 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2007	2008
	(Millions of yen)	
Within 1 year	¥120	¥137
Over 1 year	254	314
	¥374	¥451

5. Fair Value of Investments in Securities

The components of net unrealized gain or loss on marketable securities as other securities at March 31, 2007 and 2008 are summarized as follows:

	March 31, 2007		
	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥ 6,036	¥11,867	¥5,830
Bonds	–	–	–
Other	254	259	5
	6,290	12,126	5,835
Unrealized loss:			
Stocks	4,307	4,294	(13)
Bonds	1,492	1,491	(0)
Other	9,629	9,480	(149)
	15,429	15,265	(163)
Total	¥21,720	¥27,392	¥5,672

	March 31, 2008		
	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥ 5,227	¥11,663	¥ 6,435
Bonds	–	–	–
Other	180	180	0
	5,407	11,843	6,436
Unrealized loss:			
Stocks	3,371	2,823	(548)
Bonds	8,892	7,402	(1,490)
Other	641	640	(0)
	12,905	10,866	(2,039)
Total	¥18,312	¥22,709	¥ 4,396

Proceeds from sales of securities classified as other securities for the years ended March 31, 2007 and 2008 amounted to ¥38,972 million and ¥6,855 million, respectively. For the years ended March 31, 2007 and 2008, the aggregate gain realized on those sales totaled ¥12,834 million and ¥3,474 million, respectively, and the aggregate loss realized on those sales totaled ¥7 million and ¥6 million, respectively.

5. Fair Value of Investments in Securities (continued)

Investments in non-marketable securities at March 31, 2007 and 2008 are summarized as follows:

	March 31,	
	2007	2008
	(Millions of yen)	
Money management funds	¥ 1,631	¥ –
Unlisted stocks	17,125	17,157
Other	779	852
Total	¥19,536	¥18,010

The redemption schedule at March 31, 2007 and 2008 for bonds with maturity dates is summarized as follows:

	2007	2008
	Due in one year or less	Due in one year or less
	(Millions of yen)	*(Millions of yen)*
Government bonds	¥1,500	¥ –
Corporate bonds	–	7,414
Total	¥1,500	¥7,414

6. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, the length of service and the conditions under which the termination occurs.

Certain significant domestic subsidiaries have established defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan, i.e., welfare pension fund plans.

JAL Pension Fund, in which JALI is a participant, introduced an option similar to a cash-balance plan with certain other options in addition to the existing options.

JAL Group Pension Fund established by certain consolidated subsidiaries introduced a cash-balance plan.

6. Accrued Pension and Severance Costs (continued)

Airport Ground Service Pension Fund, consisting of JAL Ground Service Co., Ltd. and JAL Ground Service Kansai Co., Ltd., received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP on April 10, 2007 and the portion related past services on March 31, 2008. Following this approval, Airport Ground Service Pension Fund was reorganized as a corporate pension fund and was renamed JAL Ground Service Pension Fund.

On October 1, 2005, JALI introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payments of retirement benefits to a defined contribution plan or to an early payment scheme.

Certain consolidated subsidiaries transferred a portion of their retirement benefit plans to defined contribution plans on April 1, 2007 or October 1, 2007.

The projected benefit obligation and funded status of the plan assets are summarized as follows:

	March 31,	
	2007	2008
	(Millions of yen)	
Projected benefit obligation	¥(862,586)	¥(844,232)
Plan assets	525,354	479,214
Accrued pension and severance costs	129,061	95,485
Prepaid pension and severance costs	(57,378)	(54,205)
Net unrecognized amount	¥(265,548)	¥(323,737)

The net unrecognized amount presented above consisted of the following:

	March 31,	
	2007	2008
	(Millions of yen)	
Unrecognized obligation at transition	¥(116,090)	¥ (97,534)
Adjustment for actuarial assumptions	(150,252)	(225,654)
Unrecognized past service cost	794	(547)
Total	¥(265,548)	¥(323,737)

6. Accrued Pension and Severance Costs (continued)

The components of net periodic pension cost were as follows:

	For the year ended March 31,	
	2007	2008
	(Millions of yen)	
Service cost	¥ 28,552	¥ 25,320
Interest cost on projected benefit obligation	23,490	22,697
Expected return on plan assets	(24,374)	(26,042)
Amortization of unrecognized obligation at transition	14,656	14,516
Amortization of adjustment for actuarial assumptions	13,897	15,227
Amortization of past service cost	(43,495)	(20,548)
Subtotal	12,727	31,171
Other	1,786	2,204
Net periodic pension cost	14,513	33,375
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plans, net	(1,524)	(5,528)
Loss on partial termination of defined benefit plans, net	1,555	74
Effect of changes to standard method for calculating projected benefit obligation	429	508
Total	¥ 14,974	¥ 28,430

The actuarial assumptions were as follows:

	For the year ended March 31,	
	2007	2008
	(Millions of yen)	
Discount rates for projected benefit obligation at end of year	1.7% – 2.8%	1.7% – 2.8%
Expected rates of return on plan assets	0.8% – 5.1%	1.5% – 5.1%

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

The unrecognized obligation at transition is being amortized principally over a period of 15 years.

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

7. Income Taxes

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2007 and 2008 were as follows:

	March 31,	
	2007	2008
	(Millions of yen)	
Deferred tax assets:		
Flight equipment purchase incentives	¥ 30,435	¥ 29,240
Revaluation loss on investments in subsidiaries and affiliates	25,577	23,060
Accrued pension and severance costs	28,644	16,855
Deferred loss on hedging instruments	–	12,193
Accounts payable – trade	9,893	10,420
Reserve for loss on antitrust litigation	–	6,783
Accounts payable related to transitional payments to defined contribution plans	4,244	3,330
Non-recurring depreciation	–	2,795
Allowance for bad debts	2,146	2,156
Loss on impairment of fixed assets	6,753	–
Revaluation loss on flight equipment spare parts	4,542	–
Tax loss carryforwards	22,123	23,472
Other	20,284	18,162
	154,645	148,472
Deferred tax liabilities:		
Deferred gain on hedging instruments	(23,061)	(25,126)
Accumulated earnings of consolidated subsidiaries and affiliates	(5,273)	(7,750)
Net unrealized gain on other securities	(2,281)	(2,282)
Other	(4,590)	(3,247)
	(35,206)	(38,406)
Valuation allowance	(134,736)	(134,084)
Deferred tax liabilities, net	¥ (15,297)	¥ (24,019)

7. Income Taxes (continued)

A reconciliation between the statutory tax rate and the effective tax rate for the year ended March 31, 2007 is as follows:

	For the year ended March 31, 2007
Statutory tax rate	40.7%
Disallowed expenses, including entertainment expenses	2.6
Dividends received	(1.4)
Equity in earnings of affiliates	(1.9)
Inhabitants' per capita taxes	0.4
Change in valuation allowance	86.7
Tax effect on undistributed earnings of consolidated subsidiaries	0.1
Differences in tax rates of consolidated subsidiaries	(0.7)
Other	(2.8)
Effective tax rate	123.7%

The difference between the statutory tax rate and the effective tax rate for the year ended March 31, 2008 represented less than 5% of the statutory tax rate. As a result, a reconciliation for the year ended March 31, 2008 is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

8. Derivatives

The contract amounts and the estimated fair value of the open derivatives positions to which hedge accounting is applied are not required to be disclosed in accordance with accounting principles generally accepted in Japan.

All open derivatives positions at March 31, 2007 met the criteria required for the application of hedge accounting.

The contract amounts and the estimated fair value of open derivatives positions at March 31, 2008 which did not meet the criteria required for the application of hedge accounting are summarized as follows:

	March 31, 2008		
	Contract amount (Premium)	Estimated fair value	Net unrealized loss
		(Millions of yen)	
Commodities:			
Options:			
Buy	¥16,270 (1,104)	¥218	¥(885)
			¥(885)

8. Derivatives (continued)

All derivative transactions presented above were conducted as over-the-counter transactions.

All derivative transactions presented above are to be settled within one year.

Fair value is estimated based on the prices quoted by financial institutions and others.

The remaining open derivatives positions at March 31, 2008 met the criteria required for the application of hedge accounting.

9. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, airline-related businesses, travel services, card and lease operations, trading businesses and hotel and resort operations. This segmentation has been determined for internal management purposes. Businesses other than air transportation, airline-related businesses, travel services and card and lease operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2007 and 2008 is summarized as follows:

	Year ended March 31, 2007							
	Air transportation	Airline-related businesses	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenues:								
Sales to third parties	¥1,601,152	¥172,252	¥370,979	¥ 15,500	¥142,029	¥2,301,915	¥ –	¥2,301,915
Inter-group sales and transfers	200,367	196,488	8,745	50,320	73,872	529,794	(529,794)	–
Total	1,801,520	368,741	379,725	65,820	215,901	2,831,709	(529,794)	2,301,915
Operating expenses	1,798,901	360,391	380,546	59,923	208,610	2,808,373	(529,376)	2,278,997
Operating income (loss)	¥ 2,618	¥ 8,350	¥ (821)	¥ 5,897	¥ 7,291	¥ 23,336	¥ (418)	¥ 22,917
Identifiable assets	¥2,005,484	¥124,809	¥ 68,221	¥248,968	¥ 72,687	¥2,520,170	¥(428,937)	¥2,091,233
Depreciation and amortization	¥ 104,872	¥ 2,814	¥ 1,070	¥ 5,861	¥ 3,171	¥ 117,789	¥ (228)	¥ 117,561
Loss on impairment of fixed assets	¥ 2,591	¥ –	¥ –	¥ –	¥ 9	¥ 2,600	¥ –	¥ 2,600
Capital expenditures	¥ 152,357	¥ 2,810	¥ 843	¥ 1,551	¥ 3,319	¥ 160,882	¥ (699)	¥ 160,183

9. Segment Information (continued)

a. Business segment information (continued)

	Air transportation	Airline-related businesses	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	Year ended March 31, 2008 (Millions of yen)							
Operating revenues:								
Sales to third parties	¥1,625,960	¥154,883	¥369,367	¥ 17,735	¥ 62,469	¥2,230,416	¥ –	¥2,230,416
Inter-group sales and transfers	200,756	193,943	4,355	48,116	38,932	486,103	(486,103)	–
Total	1,826,717	348,827	373,722	65,851	101,401	2,716,520	(486,103)	2,230,416
Operating expenses	1,748,018	344,590	372,794	61,960	98,768	2,626,132	(485,728)	2,140,403
Operating income	¥ 78,698	¥ 4,236	¥ 928	¥ 3,891	¥ 2,632	¥ 90,388	¥ (375)	¥ 90,013
Identifiable assets	¥2,079,366	¥ 97,065	¥ 65,281	¥249,865	¥ 62,696	¥2,554,275	¥(431,491)	¥2,122,784
Depreciation and amortization	¥ 107,334	¥ 2,701	¥ 862	¥ 4,456	¥ 1,397	¥ 116,751	¥ (170)	¥ 116,580
Loss on impairment of fixed assets	¥ 9,470	¥ –	¥ –	¥ –	¥ 4,141	¥ 13,612	¥ (110)	¥ 13,501
Capital expenditures	¥ 202,038	¥ 1,437	¥ 744	¥ 1,398	¥ 1,589	¥ 207,208	¥ (5,120)	¥ 202,088

b. Geographic segment information

The worldwide operations of the Company and its consolidated subsidiaries are geographically segmented into Japan and other areas. Areas other than Japan include Asia and Oceania, North and South America and Europe. Geographical segmentation is based on geographical proximity of the countries and areas. In addition, revenue from international operations of the airlines is treated as revenue earned in Japan.

The geographic segment information of the Company and its consolidated subsidiaries for the year ended March 31, 2007 is summarized as follows:

	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	Year ended March 31, 2007 (Millions of yen)				
Operating revenues:					
Sales to third parties	¥2,088,370	¥213,544	¥2,301,915	¥ –	¥2,301,915
Inter-group sales and transfers	24,276	70,347	94,624	(94,624)	–
Total	2,112,647	283,892	2,396,539	(94,624)	2,301,915
Operating expenses	2,090,211	283,111	2,373,322	(94,325)	2,278,997
Operating income	¥ 22,435	¥ 780	¥ 23,216	¥ (298)	¥ 22,917
Identifiable assets	¥2,041,942	¥ 57,210	¥2,099,152	¥ (7,919)	¥2,091,233

9. Segment Information (continued)

b. Geographic information (continued)

The major countries and areas included in each region were as follows:

Asia and Oceania:	China, Singapore, Australia, Guam
North and South America:	U.S.A. (excluding Guam), Mexico
Europe:	U.K., France, Germany, Italy

Total assets in Japan at March 31, 2008 and operating revenues from operations in Japan for the year then ended represented more than 90% of consolidated total assets and consolidated operating revenues, respectively. As a result, geographic segment information for the year ended March 31, 2008 is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

c. Operating revenues from overseas operations

Operating revenues from overseas operations, which include international passenger and cargo services of Japan Airlines International Co., Ltd., Japan Asia Airways Co., Ltd. and JALways Co., Ltd., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the years ended March 31, 2007 and 2008 are summarized as follows:

	Year ended March 31, 2007			
	Asia and Oceania	North and South America	Europe	Total
		(Millions of yen)		
Operating revenues from overseas operations	¥471,065	¥421,152	¥217,529	¥1,109,747
Consolidated operating revenues				¥2,301,915
Operating revenues from overseas operations as a percentage of consolidated operating revenues	20.5%	18.3%	9.4%	48.2%

	Year ended March 31, 2008			
	Asia and Oceania	North and South America	Europe	Total
		(Millions of yen)		
Operating revenues from overseas operations	¥498,825	¥410,908	¥215,715	1,125,449
Consolidated operating revenues				2,230,416
Operating revenues from overseas operations as a percentage of consolidated operating revenues	22.4%	18.4%	9.7%	50.5%

The major countries and areas included in each region were as follows:

Asia and Oceania:	China, South Korea, Singapore, India, Australia, Guam
North and South America:	U.S.A. (excluding Guam), Canada, Mexico, Brazil
Europe:	U.K., France, Germany, Italy

10. Subsequent Event

On May 2, 2008, JALI entered into an agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") to sell 49.375% of shares of JAL Card, Inc. ("JCI," which is a consolidated subsidiary of the Company) to BTMU. At the same time, JALI, JCI, BTMU, Mitsubishi UFJ NICOS Co., Ltd. and JCB Co., Ltd. entered into a business collaboration agreement regarding the credit card business.

Components of Revenues from the Air Transportation Segment

	2007		2008		Change
	Amount	Percentage	Amount	Percentage	Percentage
		(Millions of yen)			
International:					
Passenger operations	¥ 724,889	40.3%	¥ 754,300	41.3%	104.1%
Cargo operations	190,500	10.6	188,235	10.3	98.8
Mail-service operations	9,200	0.5	9,926	0.5	107.9
Luggage operations	1,975	0.1	1,949	0.1	98.7
Subtotal	926,565	51.5	954,411	52.2	103.0
Domestic:					
Passenger operations	675,680	37.5	677,437	37.1	100.3
Cargo operations	28,938	1.6	27,862	1.5	96.3
Mail-service operations	10,858	0.6	10,122	0.6	93.2
Luggage operations	298	0.0	307	0.0	103.0
Subtotal	715,774	39.7	715,730	39.2	100.0
Other revenues	60,917	3.4	63,881	3.5	104.9
Incidental business revenues	98,262	5.4	92,693	5.1	94.3
Total revenues	¥1,801,520	100.0%	¥1,826,717	100.0%	101.4%

Consolidated Traffic Results

	2007 April 1—March	2008 April 1—March	Change Percentage
International:			
Number of passengers	13,467,241	13,367,904	99.3
Revenue Passenger-Km(thousand km)	62,597,923	60,426,280	96.5
Available Seat-Km(thousand km)	87,987,011	84,128,194	95.6
Passenger load factor	71.1	71.8	0.7
Revenue Cargo Tons-Km(thousand	4,515,812	4,377,147	96.9
Mail Tons-Km(thousand km)	164,336	191,489	116.5
Revenue(total) Tons-Km(thousand km)	10,481,369	10,167,354	97.0
Available Tons-Km(thousand km)	15,769,219	15,030,186	95.3
Weight load factor(*)	66.5	67.6	1.1
Domestic:			
Number of passengers	43,984,840	41,904,924	95.3
Revenue Passenger-Km(thousand km)	33,187,684	31,746,470	95.7
Available Seat-Km(thousand km)	51,864,339	50,085,682	96.6
Passenger load factor	64.0	63.4	(0.6)
Revenue Cargo Tons-Km(thousand	400,507	396,053	98.9
Mail Tons-Km(thousand km)	86,985	86,632	99.6
Revenue(total) Tons-Km(thousand km)	2,968,868	2,861,730	96.4
Available Tons-Km(thousand km)	6,073,609	5,878,950	96.8
Weight load factor(*)	48.9	48.7	(0.2)
Total:			
Number of passengers	57,452,081	55,272,828	96.2
Revenue Passenger-Km(thousand km)	95,785,607	92,172,750	96.2
Available Seat-Km(thousand km)	139,851,350	134,213,876	96.0
Passenger load factor	68.5	68.7	0.2
Revenue Cargo Tons-Km(thousand	4,916,319	4,773,200	97.1
Mail Tons-Km(thousand km)	251,321	278,121	110.7
Revenue(total) Tons-Km(thousand km)	13,450,237	13,029,084	96.9
Available Tons-Km(thousand km)	21,842,828	20,909,136	95.7
Weight load factor(*)	61.6	62.3	0.7

Notes:

International: Japan Airlines International Co., Ltd. + Japan Asia Airways Co., Ltd. + Jalways Co., Ltd.

Domestic: Japan Airlines International Co., Ltd. + Japan Trans Ocean Air Co., Ltd. + Jal Express Co., Ltd. + Japan Air Commuter Co., Ltd. + Hokkaido Air System Co., Ltd. + J Air Co., Ltd. + Ryukyu Air Commuter Co., Ltd.

With regard to 2007,

International: Japan Airlines International Co., Ltd. + Japan Asia Airways Co., Ltd. + Jalways Co., Ltd.

Domestic: Japan Airlines International Co., Ltd. + Japan Airlines Domestic Co., Ltd. + Japan Trans Ocean Air Co., Ltd. + Jal Express Co., Ltd. + Japan Air Commuter Co., Ltd. + Hokkaido Air System Co., Ltd. + J Air Co., Ltd. + Ryukyu Air Commuter Co., Ltd.

(*)Weight load factor: Revenue(total) Tons-Km(thousand km)／Available Tons-Km(thousand km)

Japan Airlines Corporation

Comparative Non-Consolidated Balance Sheets

March 31, 2007 and 2008

	2007	2008	Change
		(Millions of yen)	
Assets			
I. Current assets:			
Cash and time deposits	¥ 8,960	¥ 166,450	¥157,489
Accounts receivable – trade	2,488	2,365	(122)
Short-term loans receivable from a subsidiary	90,200	86,871	(3,329)
Current portion of long-term loans receivable from a subsidiary	53,800	79,292	25,492
Prepaid expenses	50	19	(30)
Accounts receivable – other	3,764	5,368	1,604
Deferred income taxes	7	12	4
Other current assets	3	52	48
Total current assets	159,276	340,433	181,157
II. Fixed assets:			
Tangible fixed assets:			
Furniture and fixtures	28	20	(7)
Total tangible fixed assets	28	20	(7)
Intangible fixed assets:			
Software	4	1	(3)
Other intangible fixed assets	0	0	–
Total intangible fixed assets	5	1	(3)
Investments:			
Investments in securities	490	275	(215)
Investments in subsidiaries and affiliates	213,489	213,210	(278)
Long-term loans receivable from a subsidiary	553,669	545,396	(8,272)
Deferred income taxes	–	20	20
Other investments	72	97	24
Total investments	767,721	758,999	(8,721)
Total fixed assets	767,754	759,022	(8,732)
III. Deferred charges:			
Stock issuance expenses	669	1,933	1,264
Total deferred charges	669	1,933	1,264
Total assets	¥927,700	¥1,101,389	¥173,688

	2007	2008	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities:			
Accounts payable – trade	¥ 240	¥ 146	¥ (93)
Current portion of bonds	–	10,000	10,000
Current portion of long-term loans	53,800	69,292	15,492
Accounts payable – other	1,599	5,427	3,827
Accrued income taxes	14	121	107
Accrued expenses	2,467	2,267	(200)
Other current liabilities	1,610	63	(1,546)
Total current liabilities	59,731	87,318	27,586
II. Non-current liabilities:			
Bonds	50,229	40,229	(10,000)
Long-term loans	523,669	525,396	1,727
Deferred income taxes	67	–	(67)
Other non-current liabilities	49	24	(25)
Total non-current liabilities	574,015	565,649	(8,365)
Total liabilities	633,747	652,968	19,221
Net assets			
I. Stockholders' equity:			
Common stock and preferred stock	174,250	251,000	76,750
Capital surplus:			
Additional paid-in capital	111,503	188,253	76,750
Retained earnings:			
Other retained earnings:			
Unappropriated retained earnings	8,718	9,876	1,157
Common stock in treasury, at cost	(661)	(723)	(62)
Total stockholders' equity	293,810	448,406	154,595
II. Valuation, translation adjustments and other:			
Unrealized gain on other securities, net of taxes	142	15	(127)
Total valuation, translation adjustments and other	142	15	(127)
Total net assets	293,953	448,421	154,467
Total liabilities and net assets	¥927,700	¥1,101,389	¥173,688

Japan Airlines Corporation

Comparative Non-Consolidated Statements of Income

For the years ended March 31, 2007 and 2008

(Millions of yen)

	2007	2008	Change
Operating revenues	¥21,808	¥16,595	¥(5,213)
Cost of operating revenues	9,449	13,061	3,612
Gross profit	12,359	3,533	(8,826)
Selling, general and administrative expenses	3,764	2,441	(1,323)
Operating income	8,594	1,092	(7,502)
Non-operating income:			
Interest income and dividends	354	497	142
Other non-operating income	57	24	(32)
Total non-operating income	411	521	110
Non-operating expenses:			
Amortization of start-up costs	130	—	(130)
Amortization of stock issuance expenses	223	439	216
Other non-operating expenses	79	163	84
Total non-operating expenses	432	602	169
Ordinary income	8,573	1,011	(7,562)
Extraordinary gain:			
Gain on sales of investments in subsidiaries	503	433	(69)
Total extraordinary gain	503	433	(69)
Income before income taxes	9,077	1,445	(7,632)
Income taxes:			
Current	249	282	33
Deferred	85	(4)	(89)
Net income	¥ 8,742	¥ 1,167	¥(7,575)

Japan Airlines Corporation

Non-Consolidated Statements of Changes in Net Assets

For the year ended March 31, 2007

	Stockholders' equity					
		Capital surplus			Retained earnings	
					Other retained earnings	
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings (accumulated deficit)	Total retained earnings
	(Millions of yen)					
Balance at March 31, 2006	¥100,000	¥105,069	¥ 63,458	¥ 168,528	¥(131,274)	¥(131,274)
Changes during the year ended March 31, 2007:						
Issuance of common stock	74,250	74,250		74,250		
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(67,815)	(63,458)	(131,274)	131,274	131,274
Net income for the year ended March 31, 2007					8,742	8,742
Purchases of common stock in treasury						
Sales of common stock in treasury					(24)	(24)
Changes other than stockholders' equity, net						
Total changes	74,250	6,434	(63,458)	(57,024)	139,993	139,993
Balance at March 31, 2007	¥174,250	¥111,503	¥ –	¥ 111,503	¥ 8,718	¥ 8,718

	Stockholders' equity		Valuation, translation adjustments and other		
	Common stock in treasury, at cost	Total stockholders' equity	Unrealized gain on other securities, net of taxes	Total valuation, translation adjustments and other	Total net assets
	(Millions of yen)				
Balance at March 31, 2006	¥(659)	¥136,593	¥ –	¥ –	¥136,593
Changes during the year ended March 31, 2007:					
Issuance of common stock		148,500			148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		–			–
Net income for the year ended March 31, 2007		8,742			8,742
Purchases of common stock in treasury	(130)	(130)			(130)
Sales of common stock in treasury	129	105			105
Changes other than stockholders' equity, net			142	142	142
Total changes	(1)	157,217	142	142	157,359
Balance at March 31, 2007	¥(661)	¥293,810	¥142	¥142	¥293,953

Japan Airlines Corporation

Non-Consolidated Statements of Changes in Net Assets (continued)

For the year ended March 31, 2008

	Stockholders' equity				
		Capital surplus		Retained earnings	
				Other retained earnings	
	Common stock and preferred stock	Additional paid-in capital	Total capital surplus	Unappropriated retained earnings	Total retained earnings
	(Millions of yen)				
Balance at March 31, 2007	¥174,250	¥111,503	¥111,503	¥8,718	¥8,718
Changes during the year ended March 31, 2008:					
Issuance of preferred stock	76,750	76,750	76,750		
Net income for the year ended March 31, 2008				1,167	1,167
Purchases of common stock in treasury					
Sales of common stock in treasury				(9)	(9)
Changes other than stockholders' equity, net					
Total changes	76,750	76,750	76,750	1,157	1,157
Balance at March 31, 2008	¥251,000	¥188,253	¥188,253	¥9,876	¥9,876

	Stockholders' equity		Valuation, translation adjustments and other		
	Common stock in treasury, at cost	Total stockholders' equity	Unrealized gain on other securities, net of taxes	Total valuation, translation adjustments and other	Total net assets
	(Millions of yen)				
Balance at March 31, 2007	¥(661)	¥293,810	¥ 142	¥ 142	¥293,953
Changes during the year ended March 31, 2008:					
Issuance of preferred stock		153,500			153,500
Net income for the year ended March 31, 2008		1,167			1,167
Purchases of common stock in treasury	(139)	(139)			(139)
Sales of common stock in treasury	77	67			67
Changes other than stockholders' equity, net			(127)	(127)	(127)
Total changes	(62)	154,595	(127)	(127)	154,467
Balance at March 31, 2008	¥(723)	¥448,406	¥ 15	¥ 15	¥448,421

END